Filed pursuant to Rule 424(b)(3)
Registration No. 333-87596
PROSPECTUS

1,000,000 Shares

Common Stock

We are offering 1,000,000 shares of our common stock.

Our common stock is traded on the Nasdaq National Market under the symbol “CRTK.” The last reported sale price of our common stock on the Nasdaq National Market on May 23, 2002 was $35.75 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

	Per Share	Total

Public Offering Price	$33.00	$33,000,000

Discounts and Commissions to Underwriters	$1.7325	$1,732,500

Offering Proceeds to CoorsTek	$31.2675	$31,267,500

Neither the Securities Exchange Commission nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have granted the underwriters the right to purchase up to an additional 150,000 shares of our common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on May 30, 2002.

Banc of America Securities LLC

Bear, Stearns & Co. Inc.	Robertson Stephens

CIBC World Markets

Friedman Billings Ramsey

The date of this prospectus is May 24, 2002.

CoorsTek, Inc., the stylized CoorsTek, Inc. logo and the names of all other products and services of CoorsTek used herein are trademarks or service marks of CoorsTek, Inc. All other product and service names used are trademarks or service marks, registered or otherwise, of their respective owners.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operation and prospects may have changed since the date indicated on the front cover of this prospectus. In this prospectus, the “company,” “CoorsTek,” “we,” “us,” and “our” refer to CoorsTek, Inc., a Delaware corporation, and our subsidiaries.

We have cited industry data from the Semiconductor Industry Association. We have not independently verified such data and take no further responsibility for the accuracy of such data.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and special reports and proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.coorstek.com. Our website is not part of this prospectus. Our common stock is listed on the Nasdaq National Market under the symbol “CRTK.”

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with or furnish to them, which means that we can disclose important information by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with or furnish to the SEC will automatically update and supersede this information. References to this “prospectus” include these documents incorporated by reference.

We incorporate by reference the documents listed below:

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed with the SEC on April 30, 2002.

•	Definitive Proxy Statement on Schedule 14A for our 2002 annual meeting of stockholders, filed with the SEC on March 25, 2002.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 1, 2002.

•	Current Report on Form 8-K, furnished to the SEC on February 7, 2002.

•
The description of our common stock contained in our Registration Statement on Form 10/A3, filed with the SEC on December 17, 1999, as updated by the description of our common stock contained in our Registration Statement on Form S-1/A2, filed with the SEC on July 19, 2000, including any further amendment or reports filed for the purpose of updating such description.

We also incorporate by reference additional documents that may be filed with or furnished to the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the sale of all of the shares covered by this prospectus. These additional documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

We will provide to you, without charge, upon your written or oral request, a copy of any or all of the documents that we incorporate by reference, including exhibits. Please direct requests to: CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, Attn: Investor Relations, (877) 321-1192.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information and consolidated financial statements and the related notes appearing elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under the heading “Risk Factors” and elsewhere in this prospectus.

Our Business

We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment as well as for the automotive, electronics, industrial, telecommunications and other markets. During our 91-year history, we have developed core competencies in the design, engineering and manufacturing of critical components made from advanced materials, as well as supply chain management and final assembly of complex systems. We use precision-machined metals, technical ceramics, engineering plastics and high-purity fused quartz to design solutions that enable our customers’ products to overcome technological barriers and enhance performance. We offer a full range of services from initial prototype design to volume manufacturing, outsourced assembly, worldwide distribution and customer support.

Historically, semiconductor capital equipment manufacturers have either manufactured the components for their equipment internally or have been forced to rely on a number of small, undercapitalized suppliers who typically provided only a limited subset of these products and services. We believe these original equipment manufacturers, or OEMs, are increasingly seeking to outsource the engineering, prototyping, manufacturing, assembly and testing of components and integrated systems to larger, turnkey suppliers in order to focus on their core technologies and processes. The breadth of our capabilities enables our semiconductor capital equipment customers to bring their products to market in a timely and cost effective manner. We are leveraging our expertise in manufacturing precision components and assembling complex, highly configurable semiconductor capital equipment to provide supply chain management and final assembly services to OEMs in a broad range of industries.

We have manufacturing facilities in North America, Europe and Asia located near a number of our major customers. We sell custom-designed products to over 6,500 customers worldwide, including leading manufacturers such as Applied Materials, Texas Instruments, John Crane, Flowserve and LAM Research.

We believe that our full range of products and services provides our customers significant advantages, including:

•	comprehensive design, engineering and prototype services;

•	precision manufacturing of critical components, supply chain management and final assembly of complex systems;

•	semiconductor capital equipment and advanced materials expertise;

•	global scale and infrastructure; and

•	diverse product offerings.

Our objective is to enhance our leadership position in the semiconductor capital equipment market and expand our position in other high growth markets. To achieve our objective, we are pursuing the following strategies:

•
Maintain Focus on the Semiconductor Capital Equipment Market.    We are continuing to focus our resources on gaining market share and increasing our business in the semiconductor capital equipment market, which we believe currently represents our primary long-term growth opportunity. We are using our strong customer relationships, reputation for quality and on-time delivery and range of services to take advantage of this opportunity.

•
Leverage Core Capabilities into Other High Growth Markets.    We are targeting high growth markets, such as automotive, electronics, industrial, medical, security and telecommunications, where we believe our advanced materials expertise, customer relationships and full service capabilities give us an advantage over our competitors. We also believe our reputation as a high quality supplier of advanced materials gives us a strategic foothold in these markets, allowing us to build on existing customer relationships, and identify and solve OEMs’ complex problems using our full complement of design, engineering, materials and assembly capabilities.

•
Maintain and Enhance Technological Expertise in Advanced Materials.    We intend to maintain and enhance our technological expertise in engineered materials solutions incorporating precision-machined metals, technical ceramics, engineering plastics, high-purity fused quartz or combinations of these materials. In addition, we plan to continue working with our customers to enhance existing materials and incorporate new materials, which will assist our customers in successfully developing new generations of equipment.

•
Pursue Selective Acquisitions.    Since late 1998, we have completed a series of strategic acquisitions to increase our capabilities and broaden our global presence to address the evolving service requirements of our customers. We will consider strategic and opportunistic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and value-added service offerings.

Our Address

Our principal executive office is located at 16000 Table Mountain Parkway, Golden, Colorado 80403, and our telephone number is (303) 277-4000. Our website is www.coorstek.com. Information contained in our website is not part of this prospectus.

The Offering

Common stock offered by CoorsTek	1,000,000 shares

Common stock to be outstanding after the offering	11,682,514 shares

Use of proceeds
We intend to use the estimated net proceeds from this offering to fund our operations, for working capital or other general corporate purposes. We also may use a portion of the net proceeds to acquire or invest in complementary businesses or technologies.

Nasdaq National Market Symbol	CRTK

The outstanding share information is based on our shares outstanding as of March 31, 2002. This information excludes:

•
1,785,383 shares of common stock subject to options granted under our Stock Option and Incentive Plan, as amended, at a weighted average exercise price of $28.82 per share, of which options to purchase 1,070,533 shares of common stock are vested, having a weighted average exercise price of $28.53 per share;

•	171,145 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price of $22.22 per share;

•	1,000,000 shares of common stock reserved for issuance under our Savings and Investment Plan;

•	3,194,669 shares of common stock reserved for issuance under our Stock Option and Incentive Plan, as amended; and

•	500,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

Unless otherwise noted, all information contained in this prospectus assumes that the underwriters’ over-allotment option is not exercised.

Summary Consolidated Financial Data
(in thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
Statement of Income Data:
Net sales	$400,436	$539,665	$365,061	$74,532	$145,714
Cost of goods sold(1)	355,534	415,256	274,398	67,273	112,284

Gross profit	44,902	124,409	90,663	7,259	33,430
Research and development(1)	—	—	—	2,348	2,967
Selling, general and administrative expenses(1)	64,578	66,408	53,202	10,429	15,959
Loss on disposal of facilities	3,187	—	—	—	—
Retirement plan curtailment expense, net	5,679	—	—	—	—

Operating income (loss)	(28,542)	58,001	37,461	(5,518)	14,504
Interest expense, net	9,819	15,136	4,981	2,045	2,256
Income tax expense (benefit)	(14,001)	15,653	12,425	(2,760)	4,470

Income (loss) before extraordinary item	(24,360)	27,212	20,055	(4,803)	7,778
Loss on debt extinguishment, net	(1,441)	(886)	—	—	—

Net income (loss)	$(25,801)	$26,326	$20,055	$(4,803)	$7,778

Net income (loss) per share:
Basic	$(2.43)	$3.05	$2.81	$(0.45)	$0.74

Diluted	$(2.43)	$2.98	$2.81	$(0.45)	$0.73

Weighted average shares outstanding:
Basic	10,616	8,637	7,142	10,674	10,561

Diluted	10,616	8,842	7,142	10,674	10,703

	March 31, 2002
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$12,380	$43,147
Working capital	94,984	125,751
Total assets	354,103	384,870
Long-term debt (net of the $2,942 current maturity)	102,761	102,761
Total stockholders’ equity	159,790	190,557

(1)
Prior to 2001, research and development expenses were not separately tracked and were reflected in cost of goods sold and in selling, general and administrative expenses. Beginning in 2001, we began separately tracking research and development expenses.

Statement of income data appearing above includes the results of operations of each of the companies that we acquired since the date of acquisition. Prior to December 31, 1999, we were not a public company and our capital structure was not indicative of our current structure. As such, earnings per share for the year ended December 31, 1999 have been calculated using the actual number of shares distributed on such date.

The as-adjusted balance sheet data appearing above gives effect to the sale of 1,000,000 shares of common stock offered hereby and the application of the proceeds from this offering assuming a public offering price of $33.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in our common stock involves a high degree of risk. The risks and uncertainties described below are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may impair our business. If any of the events described in the following risks occur, our business, results of operations and financial condition could be materially adversely affected. In addition, the trading price of our common stock could decline due to any of the events described in these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Our quarterly revenues and operating results may fluctuate substantially because of a variety of factors, any of which may result in volatility or a decrease in the price of our common stock.

Our sales and results of operations have fluctuated significantly in the past and may vary from quarter to quarter in the future. These fluctuations may adversely affect our business, financial condition and the market price of our common stock, particularly if our quarterly results fall below the expectations of securities analysts. A number of factors, many of which are beyond our control, may cause variations in our quarterly revenues and operating results, including:

•	cyclicality and other economic conditions in the semiconductor and telecommunications industries;

•	reduction in planned capital expenditures by our customers in product lines we service;

•	the timing of customer orders, cancellations and shipments;

•	the introduction of new products and enhancements by us and our competitors or the emergence of new industry standards;

•	disruptions in sources of supply of raw materials and components to us;

•	the amount and timing of our expenditures in anticipation of future orders;

•	changes in our product and revenue mix;

•	changes in our pricing and pricing by our suppliers and competitors;

•	exchange and interest rate fluctuations; and

•	economic and political conditions generally or in various geographic areas where we or our customers do business.

The semiconductor industry is highly cyclical and has been in a downturn. Additionally, the telecommunications and electronics industries are also experiencing a downturn. Continued weakness in the broader economy or these industries could adversely affect our operating results.

The semiconductor industry is highly cyclical and historically has experienced significant periodic downturns, which often have resulted in substantial decreases in expenditures by semiconductor device manufacturers. These downturns generally have adversely affected the sales, gross profits and operating results of semiconductor materials and equipment suppliers. During these downturns, semiconductor manufacturers delayed or canceled capital expenditures and some of our customers delayed or canceled purchases of semiconductor components and materials, which had a negative impact on our sales, gross profits and operating results. The semiconductor industry has been in a downturn since early 2001. We cannot predict when the current downturn will end or when others will occur, or how severely we will be affected. Our business currently depends, and in the future will likely increasingly depend, on the capital expenditures of semiconductor capital equipment manufacturers, which, in turn, depend on the current and anticipated demand for semiconductors and products using semiconductors. Additionally, our advanced materials segment depends in part on the telecommunications and electronics markets, which are also experiencing an economic downturn. Some of our telecommunications and electronics customers also delayed or canceled purchases of materials, which had a negative impact on our sales, gross profits and operating results.

We derive a significant percentage of our net sales from a small number of customers, and if we are not able to retain these customers, or if they reschedule, reduce or cancel orders, our net sales could be reduced and our financial results could suffer.

We derive, and believe that in the future we will continue to derive, a significant portion of our revenue from a limited number of customers. Applied Materials accounted for 32.9%, 41.9%, and 22.5% of our net sales for 2001, 2000 and 1999, respectively. We expect to depend on a small number of customers, particularly Applied Materials, for a significant portion of our net sales for the foreseeable future. The loss of or decrease in orders from one or more major customers could reduce our revenues and affect our profitability. In addition, if large semiconductor device manufacturers seek to establish closer relationships with their suppliers, our customer base may become even more concentrated.

Defects in our products or our failure to execute on our product deliverables and their specifications could diminish demand for our products and result in loss of revenue, delay in market acceptance and injury to our reputation.

Complex components and assemblies, like those we produce, may contain undetected errors or defects that may be subsequently detected at any point in the life of the product. We have in the past discovered errors in our products and, as a result, have experienced delays in the shipment of products during the period required to correct these errors. Defects in our products may result in loss of sales, delay in market acceptance, injury to our reputation or increased warranty costs. Additionally, since we are a sole supplier to our customers in many instances, any failure by us in executing on our product deliverables in accordance with their specifications could endanger our supplier status with the given customer or injure our reputation with other customers.

We do not have long-term purchase agreements with our customers, and as a result, our customers could stop purchasing our products at any time.

The level and timing of orders placed by our customers vary due to a number of factors, including customer attempts to manage inventory, changes in customer manufacturing strategies and variations in demand for customer products. Because we do not obtain long-term purchase orders or commitments from most of our customers, we must anticipate the future volume of orders based on discussions with our customers. We rely on our estimates of anticipated future volume when making commitments regarding the level of business that we will seek and accept, the mix of products that we intend to manufacture, the timing of production schedules and the levels and utilization of personnel and other resources. A customer may cancel, reduce or delay orders that were previously made or anticipated. A significant portion of our backlog at any time may be subject to cancellation or postponement without penalty. We may not be able to replace canceled or delayed orders. Significant or numerous cancellations, reductions or delays in orders by a customer or group of customers has led, and in the future could lead, to under-utilization of our installed capacity and harm our results of operations.

Our semiconductor capital equipment business requires substantial resources, and we may not be able to increase our revenue or maintain our market share if we do not increase our manufacturing capacity in certain business lines. Additionally, we may not be able to absorb our fixed costs in other business lines due to excess and underutilized manufacturing capacity.

The process by which semiconductor capital equipment components are manufactured is becoming increasingly complex. This trend is driving the need for substantial investments in advanced production facilities, engineering and manufacturing expertise and technology. A significant portion of the costs associated with these investments is fixed costs. Given the highly cyclical nature of the semiconductor industry, we may not be able to absorb these fixed costs and may in the future have excess or underutilized capacity at our manufacturing facilities. Notwithstanding our current excess capacity, we believe our long-term competitive position depends on our ability to increase manufacturing capacity. We may need to invest in additional plants and equipment to expand our capacity either through acquisitions or expansion of our current facilities. Either of these alternatives would require substantial additional capital, which we may not be able to access on favorable terms or may not be able to obtain at all. Further, we may not be able to acquire sufficient capacity or successfully integrate and manage additional facilities. Even if we are able to obtain sufficient capital, expansion of some of our current facilities may take more than one year. The failure to utilize excess capacity, to obtain capacity when needed or to successfully integrate and manage additional manufacturing facilities could adversely impact our relationships with our customers and materially harm our business and results of operation.

Our dependence on sole- and limited-source suppliers could materially and adversely harm our business and results of operations.

We rely on sole- and limited-source suppliers for some of our raw materials, components and subassemblies that are critical to our business.

This reliance involves several risks, including:

•	the potential inability to obtain an adequate supply of required raw materials, components or subassemblies;

•	the reduced control over pricing and timing of delivery of raw materials, components or subassemblies; and

•	the potential inability of our suppliers to develop technologically advanced products to support our growth and development of new products and assemblies.

Seeking alternative sources for sole- and limited-source parts could require us to redesign our products, resulting in increased costs and likely shipping delays. These increased costs will decrease our profit margins if we cannot pass the costs on to our customers. Further, if we experience shipping delays or if we do not maintain acceptable product quality or reliability in the future, our relationships with current and potential customers could be damaged, which would cause a material adverse effect on our business and results of operations.

Sales to foreign markets constitute a significant portion of our sales and, therefore, our sales and results of operations could be adversely affected by downturns in economic conditions in countries outside of the U.S. and other risks associated with international sales.

We are subject to the risks inherent in doing business internationally, including:

•
unexpected changes in regulatory requirements, including laws governing exports, embargoes, boycotts and sanctions, sales of products used in atomic energy applications and the Foreign Corrupt Practices Act;

•	fluctuations in exchange rates and currency controls;

•	political and economic conditions and instability;

•	imposition of trade barriers and restrictions, including changes in tariff and freight rates;

•	the difficulty of coordinating our management and operations in several different countries;

•	limited intellectual property protection in some countries;

•	longer accounts receivable payment cycles in some countries; and

•	the burdens of complying with a variety of foreign laws.

International sales, which include sales by our foreign manufacturing facilities, accounted for 16.7% of gross sales for 2001, 17.4% of gross sales for 2000, and 19.3% of gross sales for 1999. We anticipate that international sales will continue to account for a significant portion of our gross sales. In addition, certain of our key domestic customers derive a significant portion of their revenues from sales in international markets. Therefore, our sales and results of operations could be adversely affected by economic slowdowns and other risks associated with our customers’ international sales.

Continued strength in the exchange value of the U.S. dollar would reduce the value of revenue and profits generated by our international operations in Scotland and Korea. The strength of the U.S. dollar relative to the currency of our customers or competitors could reduce our international sales and result in more severe price competition from imported products in domestic markets, either of which could reduce our profit margins or sales.

We are required to comply with various federal laws and regulations regarding the sale of our products in foreign markets. Although we believe we comply with applicable laws and regulations, we cannot assure you that additional liability may not arise in the future where we do not currently know of a problem or liability.

Competitive pressures could reduce our sales or profit margins.

We compete in the market for precision metal machining and assembly of semiconductor capital equipment, and in the market for advanced materials. Our competitors in precision metal machining are typically smaller, privately-held companies. In addition, we compete with the in-house manufacturing and assembly capabilities of our current and potential customers, who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. Our competitors in the advanced materials industry are typically divisions of large, multinational companies such as Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), CeramTec AG (Germany) and Saint Gobain (France). Some of these competitors in the advanced materials industry have entered, and we believe others may enter, the market for precision metal machining for semiconductor capital equipment.

Some of our competitors and potential competitors may have significant advantages over us, some of which may include the following:

•	greater financial, technical, marketing and manufacturing resources;

•	preferred vendor status with our existing and potential customers;

•	more extensive delivery capabilities and geographic scope; and

•	larger customer bases.

In addition, our competitors may have the ability to respond more quickly to new or emerging technologies, may adapt more quickly to changes in customer requirements and may devote greater resources to the development, promotion and sale of their products. We must continually develop improved manufacturing processes to meet our customers’ needs for complex products. Furthermore, our basic manufacturing technology is not subject to significant proprietary protection. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

We have invested significant resources in pursuing programs in next generation wafer manufacturing technology. If such technology is not widely accepted, our long-term growth could be diminished.

To date, we have invested significantly, and expect to continue investing significantly, in programs involving next generation wafer manufacturing technology, including 300mm wafer equipment and equipment for copper interconnect and low-k dielectric applications. The development of this technology is emerging and complex. We cannot assure you that our efforts in this area will be timely, technologically successful or commercially accepted. If we fail to achieve commercial success in our pursuit of this manufacturing technology for the semiconductor capital equipment market, our long-term growth prospects could be diminished.

We may have difficulty responding to rapidly changing technologies, materials and processes, which may harm our financial condition and results of operations.

The market for semiconductor capital equipment components is characterized by rapidly changing technologies and continuing process development. Our future success will depend upon our ability to timely and cost-effectively:

•	maintain and enhance our technological capabilities;

•	develop and market products and services that meet changing customer needs; and

•	successfully anticipate or respond to technological changes.

In addition, the semiconductor capital equipment component market could encounter competition from new technologies that render our existing semiconductor capital equipment component technology less competitive or obsolete, including technologies that may reduce the number of semiconductors required in electronic equipment. We may not be able to effectively respond to the technological requirements of the evolving market. If we determine that new technologies and equipment are required to remain competitive, we may have to invest significant capital in the development, acquisition and implementation of these technologies and equipment. We may not be able to access sufficient capital for this purpose in the future. In addition, investments in new technologies may not provide us with commercially viable technological processes, or there may not be commercial applications for the technologies we acquire or develop. If we are unable to develop or utilize new technologies, or if our competitors are more effective at developing or utilizing new technologies, our business could be harmed.

We plan to continue to seek acquisitions, but might not be able to successfully integrate our acquisitions or achieve the benefits we expect.

We plan to continue to seek acquisition opportunities. Integrating the companies and technologies that we may acquire could place substantial demands on our management team. This could decrease the time and effort that management can give to managing our existing business.

Some of our acquisitions could be in technology and geographic markets in which we have limited experience. We might not be able to compete successfully in these markets or operate the acquired businesses efficiently. While we may be able to reduce some costs through consolidation, such as the elimination of redundant locations and personnel, other unanticipated costs of operating acquired companies or integrating them into our operations may emerge after acquisition.

Future acquisitions could place additional strain on our operations and management. Our ability to manage future acquisitions will depend on our success in:

•	evaluating new markets and investments;

•	monitoring operations of acquired companies;

•	controlling costs and unanticipated expenses of acquired companies;

•	integrating acquired operations and personnel;

•	retaining existing customers, key employees and strategic partners of acquired companies;

•	maintaining effective quality controls of acquired companies; and

•	expanding our internal management, technical and accounting systems.

In addition, we may issue equity securities in connection with future acquisitions. The issuance of these shares would result in dilution to our existing stockholders. Our business and results of operations could be adversely affected if integrating our acquisitions results in substantial costs, delays or other operational or financial problems.

We might not be successful in acquiring the companies or developing the technologies necessary to implement our business strategy.

We continue to look for ways to expand our product and service offerings to existing customers, to new customers and into new markets through acquisitions, internal development and refinement of technologies, and sales efforts. However, our success will depend on many factors, several of which are out of our control. For example, we may not be able to identify or acquire companies or develop products and services internally which complement our present product and service offerings. If we identify appropriate target companies or technologies, we may not be able to afford to acquire them or may be otherwise unsuccessful in doing so due to market conditions, competition, failure to agree on terms and other circumstances. Implementation of our growth, acquisition and product and service integration strategy may be delayed or altered as these factors affect management’s acquisition and development decisions.

If we lose key personnel, we could experience reduced sales, delayed product development and diversion of management resources.

Our success depends largely on the continued contributions of our key management, engineering, sales, marketing, and professional services personnel, many of whom would be difficult to replace. If one or more members of our senior management or other key employees were to resign or otherwise terminate their employment with us, we could experience loss of sales, delays in new product development and diversion of management resources. We do not maintain “key man” insurance policies on any of our personnel.

Our success depends, in part, on intellectual property, which may be difficult to protect and could affect our ability to compete effectively.

We believe that our success depends, in part, on our ability to obtain and protect patents. As of April 30, 2002, we held 53 U.S. and foreign patents and had 27 patent applications pending.

We cannot assure that:

•	pending patent applications or any future applications will be granted;

•	any patents will provide us with competitive advantages or will not be challenged by third parties; and

•	the patents of others will not have an adverse effect on our ability to do business.

Others may independently develop similar products, duplicate our products or, if patents are issued to us, design around our patents. In addition, we may be forced to expend time and resources on protracted litigation to defend our intellectual property rights against third parties. Further, because patents may afford less protection under foreign law than is available under U.S. law, we cannot assure you that any foreign patents issued to us will adequately protect our proprietary rights.

In addition to patents, we rely on trade secrets to protect our manufacturing and sales processes and products. We take certain measures to protect our trade secrets, including executing non-disclosure agreements with our employees, customers and suppliers. Despite these efforts:

•	others may independently develop substantially equivalent proprietary information and techniques;

•	competitors may otherwise gain access to our trade secrets;

•	others may disclose our technology; and

•	we may not be able to meaningfully protect our trade secrets.

Successful intellectual property infringement claims by third parties could result in substantial damages, lost product sales and the loss of important proprietary rights.

There has been substantial litigation regarding patent and other intellectual property rights in the semiconductor capital equipment and other high technology industries. In the future, we may be notified of allegations that we may be infringing on the intellectual property rights possessed by others. Even if we are ultimately successful in our defense, any litigation of this type could result in substantial cost and diversion of time and effort of our management, which by itself could have a negative impact on our business. Adverse determinations in this sort of litigation could:

•	result in our loss of proprietary rights;

•	subject us to significant liabilities, including treble damages in some instances;

•	require us to seek licenses from third parties, which licenses may not be available on reasonable terms, if at all; and

•	prevent us from manufacturing and selling our products.

If we become subject to product liability litigation, it could be costly and time consuming to defend.

Since our products are used in applications that are integral to our customers’ businesses, errors, defects or other performance problems could result in financial or other damages to our customers. Although our purchase orders generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if we were to be successful defending ourselves, would be time consuming and costly. Additionally, even though we carry product liability insurance, our insurance may not be adequate to cover claims.

Our results of operations and reputation could be harmed if we fail to comply with health, safety and environmental legislation and regulation. In addition, the costs associated with compliance could reduce our results of operations.

We are required to comply with foreign, federal, state, county and local laws and regulations regarding health and safety and the protection of the environment including those governing the storage, use, handling, discharge and disposal of hazardous substances in the ordinary course of our manufacturing processes. We are required to obtain and comply with various permits under current environmental laws and regulations, and new laws and regulations may require us to obtain and comply with additional permits. We may be unable to obtain or comply with, and could be subject to revocation of, permits necessary to conduct our business.

Environmental laws and regulations may be enacted or interpreted to impose environmental liability on us with respect to our facilities and operations. Under various foreign, federal, state and local laws and regulations relating to the protection of the environment, an owner or operator of real property may be held liable for the costs of investigation or remediation of certain substances located at or emanating from the property. These laws often impose liability without regard to fault for the presence of such substances. The costs of investigation or remediation of such substances may be substantial, and the presence of such substances may adversely affect the ability to sell or lease the property or borrow funds using such property as collateral. The presence of such substances may also expose the owner or operator to liability resulting from any release of or exposure to such substances, including toxic tort claims. Persons who arrange for the disposal or treatment of certain substances may also be liable for the costs of investigation and remediation of such substances at the disposal facility, whether or not such facility is owned or operated by such person. Third parties may also seek recovery from owners or operators of real properties for personal injury associated with the release of certain substances.

We are currently involved in environmental remediation efforts. In connection with our ownership and operation of our current and former facilities, we may be liable for other investigation or remediation costs, as well as certain related costs, including fines and penalties, and for injuries to persons and property. Further, we cannot assure you that additional environmental matters will not arise in the future at our sites where no problem is currently known to us or at sites that we may acquire in the future. More stringent environmental laws as well as more vigorous enforcement policies or discovery of previously unknown conditions requiring remediation could have a material adverse effect on our business, financial condition and results of operations.

A breach of any of the restrictive covenants or financial tests in our revolving bank credit facility could result in a default or the inability to access the funds under the facility. If we are unable to repay our debt, the lender has the right to foreclose on our assets pledged as security.

Our bank credit facility contains restrictive covenants and requires us to maintain certain periodic financial ratios and satisfy financial condition tests, including maintaining a specified tangible net worth. Our ability to meet these financial ratios and tests may be affected by events beyond our control, and there can be no assurance that we will meet those tests. As of April 30, 2002, we did not have any borrowings under our credit facility. If we were to violate any of these covenants or tests, we would be unable to access any of the capital available under the credit facility. Additionally, if we were to breach any of these covenants or tests while we have borrowings outstanding under the credit facility, the lender would have the right to declare us in default. We have pledged certain of our inventory, accounts receivable and cash as collateral under the credit facility. If the lender accelerates amounts owed under the bank credit facility because of a default and we were unable to pay such amounts, the lender would have the right to foreclose on our pledged assets. Additionally, if our senior lender declares a default on debt exceeding $10.0 million or if we are otherwise in default on loans exceeding such amount, we would also be in default of our senior subordinated unsecured note, and the senior subordinated lender would have the right to call the note.

We may need additional financing in the future, and we may be required to issue additional securities. Any additional financing may result in restrictions on our operations or substantial dilution to our stockholders.

We may need to raise additional funds in the future to develop new technologies, support our expansion, respond to competitive pressures, acquire complementary businesses or respond to unanticipated situations. We may try to raise additional funds through public or private financings, strategic relationships or other arrangements. Our ability to obtain debt or equity funding will depend on a number of factors, including market conditions, our operating performance and investor interest. Additional funding may not be available to us on acceptable terms or at all. If adequate funds are not available, we may be required to revise our business plan to reduce expenditures, including curtailing our growth strategies, foregoing acquisitions or reducing our product development efforts. If we succeed in raising additional funds through the issuance of equity or convertible securities, the issuance could result in substantial dilution to existing stockholders. If we raise additional funds through the issuance of debt securities or preferred stock, these new securities would have rights, preferences and privileges senior to those of the holders of our common stock. The terms of these securities, as well as any borrowings under our credit facility, could impose restrictions on our operations.

We maintain the assets of a defined benefit retirement plan, so deviations from actuarial assumptions or changes in the overall capital markets could require us to expend additional funds to maintain the plan assets.

We provide a defined benefit retirement plan for qualified employees under which, at retirement, an employee with vested pension is entitled to receive pension payments. While we froze the plan as of December 31, 2001, we are obligated to maintain certain minimum funding levels with respect to the plan assets. We maintain and invest the plan funds in equities and fixed income securities. We accrue our benefit obligations based on an independent actuarial valuation that has a number of variables. The primary variables are the expected return on the retirement plan assets, the rate of compensation increases to eligible employees and the interest rate used to discount estimated future payments to retirement participants. Deviations from and future changes to the variables in the actuarial estimates and any change in the overall capital markets could have significant impact on our financial position and results of operations as, in either case, we could become liable to provide additional funding for the plan.

Increasing political and social turmoil, such as terrorist and military actions, increase the difficulty for us, our suppliers and our customers to forecast accurately and plan future business activities and could have a material adverse effect on our business, financial condition and results of operations.

Recent political and social turmoil can be expected to put further pressure on economic conditions in the United States and worldwide. These political, social and economic conditions make it difficult for us, our suppliers and our customers to forecast accurately and plan future business activities. Our business, financial condition and results of operations may be materially adversely affected by a fluctuation in net sales relative to our forecast, as we may not be able to vary our expenses in response to net sales actually realized.

Risks Related to This Offering

The market price of our common stock has been and may continue to be highly volatile.

The market price of our common stock has fluctuated widely and may continue to do so. For example, during the year ended December 31, 2001, the reported price of our common stock ranged from a low of $22.64 per share to a high of $44.25 per share, and during the first quarter ended March 31, 2002, the reported price of our common stock ranged from a low of $26.54 per share to a high of $38.47 per share. Many factors could cause the market price of our common stock to rise and fall. Some of these factors include:

•	extended downturns in the semiconductor capital equipment and telecommunications industries;

•	limited average daily trading volume of our common stock;

•	announcements by us, our competitors or our customers of significant acquisitions, strategic partnerships, joint ventures, technological innovations or capital commitments;

•	actual or anticipated variations in our quarterly operating results or changes in estimates of our performance or recommendations by financial analysts;

•	market and competitive conditions in our industries, our customers’ industries and the economy as a whole;

•	introduction of new products or changes in product pricing by us, our competitors or our customers;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

The financial markets in the U.S. have experienced significant price and volume fluctuations, and the market prices of companies that service the semiconductor and telecommunications industries have been and continue to be extremely volatile. Historically, following declines in the market price of a public company’s securities, securities class action litigation has been initiated against that company. If such litigation is initiated against us, we could incur substantial costs and our management’s attention and resources could be diverted.

The Coors family trusts own a significant amount of our common stock and may exert influence over our business regardless of the opposition of other stockholders or the desire of other stockholders to pursue an alternate course of action.

As of April 30, 2002, the Coors family trusts owned, in the aggregate, 30.15% of our outstanding shares of common stock. On a pro forma basis, after giving effect to this offering, the Coors family trusts would own, in the aggregate, 27.57% of our outstanding shares of common stock. The interests of these stockholders may not always coincide with our interests or those of our other stockholders. These stockholders, if acting together, could have significant influence over all matters submitted to our stockholders, including the election of our directors and approval of business combinations, and could delay, deter or prevent a change of control of our company. These stockholders are able to exercise significant control over our business, policies and affairs.

Our charter documents and Delaware law may inhibit a takeover or change of control that stockholders may consider beneficial.

Provisions in our Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a merger with or acquisition of us, or making a merger or acquisition less desirable to a potential acquirer, even where the stockholders may consider the acquisition or merger favorable. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•	authorizing the issuance of “blank check” preferred stock;

•	authorizing a stockholder rights plan, or “poison pill;”

•	limiting persons who can call special meetings of the board of directors or stockholders;

•	prohibiting stockholder action by written consent; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at a stockholders meeting.

We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the date that the stockholder became an interested stockholder. The preceding provisions of our Certificate of Incorporation and Bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

Future shares of our common stock could become eligible for sale.

All of our executive officers and directors and several of our securityholders holding an aggregate of 2,468,144 shares of our common stock have agreed that they will not offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock without the prior written consent of Banc of America Securities LLC for a period of 90 days after the date of this prospectus. After the expiration of this period, shares held by these stockholders will become eligible for sale to the public free from any contractual restrictions. The market price of our common stock could decline as a result of sales of a large number of shares after this offering or the perception that sales could occur. In addition, the large number of shares eligible for sale might make it more difficult for us to sell common stock in the future at a time and or a price that we deem appropriate.

We do not plan to pay dividends in the foreseeable future.

We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. Additionally, we are currently restricted from paying any dividends under our credit facility. Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize a return on their investment. Investors seeking cash dividends should not purchase our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These statements involve risks and uncertainties, including without limitation, statements concerning conditions in the markets we serve and our business and future financial performance. In some cases you can identify forward-looking statements by terminology including “could,” “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

USE OF PROCEEDS

Net proceeds from the sale of the 1,000,000 shares of common stock in this offering are estimated to be approximately $30.8 million at a public offering price of $33.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses. The net proceeds will be approximately $35.5 million if the underwriters’ over-allotment option is exercised in full.

We intend to use the net proceeds of this offering to fund our operations, for working capital and for other general corporate purposes. We also may use a portion of the net proceeds of this offering to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the proceeds towards one of the above uses, we intend to invest the net offering proceeds in short-term, interest-bearing, investment-grade securities.

The foregoing represents our current intentions based upon our present plans and business condition. We will have broad discretion in the application of the net proceeds from this offering, and the occurrence of unforeseen events or changes in business conditions could result in the application of the net proceeds from this offering in a manner other than as described in this prospectus.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been traded on the Nasdaq National Market under the symbol “CRTK” since January 4, 2000. The following table sets forth, for the periods indicated, the high and low intraday reported prices per share for our common stock as reported by the Nasdaq National Market:

	High	Low
Fiscal Year Ending December 31, 2002
First Quarter	$38.47	$26.54
Second Quarter (through May 23, 2002)	43.89	35.11

Fiscal Year Ended December 31, 2001
First Quarter	$44.25	$22.64
Second Quarter	41.68	24.50
Third Quarter	38.00	23.37
Fourth Quarter	35.00	24.35

Fiscal Year Ended December 31, 2000
First Quarter	$44.00	$14.75
Second Quarter	49.44	27.00
Third Quarter	50.00	36.00
Fourth Quarter	38.25	22.89

On May 23, 2002, the last reported sale price for our common stock on the Nasdaq National Market was $35.75 per share. As of April 30, 2002, there were approximately 2,471 holders of record of our common stock.

DIVIDEND POLICY

We are currently restricted from paying dividends by our credit facility. We paid a one-time dividend in January 2000 to our former parent in connection with our spin-off. We do not anticipate paying cash dividends to the holders of our common stock in the foreseeable future. We intend to retain any earnings for use in the operation of our business and to fund future growth.

CAPITALIZATION

The following unaudited table sets forth our capitalization as of March 31, 2002:

•	on an actual basis; and

•
on an as adjusted basis to reflect the sale of 1,000,000 shares of common stock offered at a public offering price of $33.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses, and the application of the net proceeds.

Please read this table in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	March 31, 2002
	Actual	As Adjusted
	(in thousands, except share data)
Current maturities of long-term debt	$2,942	$2,942
Long-term debt, excluding current maturities	102,761	102,761
Stockholders’ equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 10,682,514 shares issued and outstanding, actual; and 11,682,514 shares issued and outstanding, as adjusted	107	117
Paid-in capital	184,702	215,459
Paid-in capital-warrants	1,600	1,600
Accumulated deficit	(4,278)	(4,278)
Accumulated other comprehensive loss	(22,341)	(22,341)

Total stockholders’ equity	159,790	190,557

Total capitalization	$265,493	$296,260

The outstanding share information is based on our shares outstanding as of March 31, 2002. The above table excludes the following:

•
1,785,383 shares of common stock subject to options granted under our Stock Option and Incentive Plan, as amended, at a weighted average exercise price of $28.82 per share, of which options to purchase 1,070,533 shares of common stock are vested, having a weighted average exercise price of $28.53 per share;

•	171,145 shares of common stock reserved for issuance upon exercise of outstanding warrants at an exercise price of $22.22 per share;

•	1,000,000 shares of common stock reserved for issuance under our Savings and Investment Plan;

•	3,194,669 shares of common stock reserved for issuance under our Stock Option and Incentive Plan, as amended; and

•	500,000 shares of common stock reserved for issuance under our Employee Stock Purchase Plan.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of income data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 and selected consolidated balance sheet data as of December 31, 2001, 2000, 1999, 1998 and 1997 are derived from our audited consolidated financial statements. The selected consolidated statement of income data for the three months ended March 31, 2002 and 2001 and the selected consolidated balance sheet data as of March 31, 2002 are derived from our unaudited consolidated financial statements. The operating results for the three months ended March 31, 2002 are not necessarily indicative of results that may be expected for the year ended December 31, 2002 or any other interim period or future year.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2000	1999	1998	1997	2002	2001
	(in thousands, except per share data)
Statement of Income Data:
Net sales	$400,436	$539,665	$365,061	$296,614	$304,824	$74,532	$145,714
Cost of goods sold(1)	355,534	415,256	274,398	222,906	219,821	67,273	112,284

Gross profit	44,902	124,409	90,663	73,708	85,003	7,259	33,430
Research and development(1)	—	—	—	—	—	2,348	2,967
Selling, general and administrative(1)	64,578	66,408	53,202	37,758	41,754	10,429	15,959
Loss on disposal of facilities	3,187	—	—	11,814	—	—	—
Retirement plan curtailment expense, net	5,679	—	—	—	—	—	—

Operating income (loss)	(28,542)	58,001	37,461	24,136	43,249	(5,518)	14,504
Interest and other expense, net	9,819	15,136	4,981	3,524	68	2,045	2,256

Income (loss) before income taxes	(38,361)	42,865	32,480	20,612	43,181	(7,563)	12,248
Income tax expense (benefit)	(14,001)	15,653	12,425	7,682	16,192	(2,760)	4,470

Income (loss) before extraordinary item	(24,360)	27,212	20,055	12,930	26,989	(4,803)	7,778
Loss on debt extinguishment, net	(1,441)	(886)	—	—	—	—	—

Net income (loss)	$(25,801)	$26,326	$20,055	$12,930	$26,989	$(4,803)	$7,778

Net income (loss) per basic share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.15	$2.81	$1.81	$3.78	$(0.45)	$0.74
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—	—	—

Net income (loss) per basic share of common stock	$(2.43)	$3.05	$2.81	$1.81	$3.78	$(0.45)	$0.74

Net income (loss) per diluted share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.08	$2.81	$1.81	$3.78	$(0.45)	$0.73
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—	—	—

Net income (loss) per diluted share of common stock	$(2.43)	$2.98	$2.81	$1.81	$3.78	$(0.45)	$0.73

Weighted average shares outstanding basic	10,616	8,637	7,142	7,142	7,142	10,674	10,561

diluted	10,616	8,842	7,142	7,142	7,142	10,674	10,703

	Year Ended December 31,					Three Months Ended March 31,
	2001	2000	1999	1998	1997	2002
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$11,684	$—	$—	$17,203	$988	$12,380
Working capital	104,366	128,626	83,674	89,295	71,649	94,984
Total assets	358,252	392,895	327,490	278,359	262,687	354,103
Long-term debt	103,656	97,230	191,600	50,000	—	102,761
Total stockholders’ equity	164,331	208,960	59,388	165,825	203,155	159,790

(1)
Prior to 2001, research and development expenses were not separately tracked and were reflected in cost of goods sold and in selling, general and administrative expenses. Beginning in 2001, we began separately tracking research and development expenses.

Statement of income data appearing above includes the results of operations of each of the companies that we acquired since the date of acquisition. See Note 3 to the notes to our consolidated financial statements. Prior to January 1, 2000, we were not a public company and our capital structure was not indicative of our current structure. As such, earnings per share for each period presented prior to 2000 have been calculated using the actual number of shares distributed on December 31, 1999.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results should be read in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve significant risks and uncertainties. Because these statements reflect our current expectations concerning future events, our actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment as well as for the automotive, electronics, industrial, telecommunications and other markets. During our 91-year history, we have developed core competencies in the design, engineering and manufacturing of critical components made from advanced materials, as well as supply chain management and final assembly of complex systems. We use precision-machined metals, technical ceramics, engineering plastics and high-purity fused quartz to design solutions that enable our customers’ products to overcome technological barriers and enhance performance. We offer a full range of services from initial prototype design to volume manufacturing, outsourced assembly, worldwide distribution and customer support.

We were formerly named Coors Porcelain Company and operated our business as Coors Ceramics Company. Prior to December 31, 1999, we were a wholly owned subsidiary of Graphic Packaging. On December 31, 1999, we spun off from Graphic Packaging through a 100% distribution of our shares to Graphic Packaging stockholders. Prior to the spin-off, Graphic Packaging provided us with general management, legal, treasury, cash management, tax, internal audit, financial reporting, investor relations and environmental services. Graphic Packaging allocated these costs to us in the form of an annual management fee. We no longer incur these fees but have experienced costs in 2001 and 2000 to administer similar functions as a stand-alone company. Graphic Packaging also provided centralized cash management and allocated interest income or interest expense to us based on intercompany balances. We currently manage our own cash and do not utilize any services of Graphic Packaging.

We recognize revenue when our products are shipped or our services have been rendered. We sell products primarily to OEMs for incorporation into semiconductor capital equipment and other industrial applications. We generate sales through direct sales employees, manufacturers’ representatives and distributors located throughout North America, Europe and Asia. Our sales personnel, many with engineering expertise, receive substantial technical assistance from our design engineers because of the highly technical nature of our products. Initial sales are typically the result of a multi-level sales effort that involves senior management, design engineers and our sales personnel interacting with our customers’ decision-makers throughout the product development and purchasing processes. Our largest customer, Applied Materials, accounted for 32.9% of net sales for 2001, compared with 41.9% for 2000 and 22.5% for 1999.

We have three reportable segments: Semiconductor Components, Semiconductor Assembly and Advanced Materials. In our Semiconductor Components segment, we manufacture precision-machined metal, technical ceramic, engineering plastic and high-purity fused quartz components for use in the semiconductor capital equipment industry. In our Semiconductor Assembly segment, we serve the semiconductor capital equipment industry with clean room assembly services for complex systems by integrating precision-machined metal, technical ceramic, engineering plastic and high-purity fused quartz components. In our Advanced Materials segment, we produce primarily ceramic products that are used outside the semiconductor industry.

The table below summarizes information about our three reportable segments:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
	(in thousands)
Net sales
Semiconductor Components	$110,733	$204,225	$111,099	$17,032	$52,510
Semiconductor Assembly	61,557	61,996	—	10,545	24,970
Advanced Materials	228,146	273,444	253,962	46,955	68,234

Consolidated total	$400,436	$539,665	$365,061	$74,532	$145,714

Gross profit (loss)
Semiconductor Components	$4,233	$57,328	$31,953	$(1,502)	$15,164
Semiconductor Assembly	3,367	5,746	—	245	2,205
Advanced Materials	37,302	61,335	58,710	8,516	16,061

Consolidated total	$44,902	$124,409	$90,663	$7,259	$33,430

Results of Operations

The following table sets forth, for the periods indicated, our consolidated statement of income data reflected as a percentage of our net sales.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold(1)	88.8	76.9	75.2	90.3	77.1

Gross profit	11.2	23.1	24.8	9.7	22.9
Research and development(1)	—	—	—	3.1	2.0
Selling, general and administrative(1)	16.1	12.3	14.6	14.0	11.0
Loss on disposal of facilities	0.8	—	—	—	—
Retirement plan curtailment expense, net	1.4	—	—	—	—

Operating income (loss)	(7.1)	10.8	10.2	(7.4)	9.9
Interest expense, net	2.5	2.8	1.3	2.7	1.5

Income (loss) before income taxes	(9.6)	8.0	8.9	(10.1)	8.4
Income tax expense (benefit)	(3.5)	2.9	3.4	(3.7)	3.1

Income (loss) before extraordinary item	(6.1)	5.1	5.5	(6.4)	5.3
Loss on debt extinguishment, net	(0.3)	(0.2)	—	—	—

Net income (loss)	(6.4)%	4.9%	5.5%	(6.4)%	5.3%

(1)
Prior to 2001, research and development expenses were not separately tracked and were reflected in cost of goods sold and in selling, general and administrative expenses. Beginning in 2001, we began separately tracking research and development expenses.

Results of Operations for the Three Months Ended March 31, 2002 and March 31, 2001

Net sales.    Net sales consist of gross sales of components, assemblies and services, less discounts, allowances and returns. Net sales for the first quarter of 2002 were $74.5 million, a decrease of $71.2 million, or 48.9%, from net sales of $145.7 million for the first quarter of 2001. This decrease in net sales was attributable to the general poor economic conditions that began in early 2001 and continued through the first quarter of 2002. The poor economic conditions affected sales in our three reportable segments: Semiconductor Components, Semiconductor Assembly and Advanced Materials. Our Semiconductor Components segment net sales for the first quarter of 2002 of $17.0 million decreased $35.5 million, or 67.6%, from $52.5 million for the first quarter of 2001. Our Semiconductor Assembly segment net sales for the first quarter of 2002 of $10.5 million decreased $14.5 million, or 58.0%, compared with net sales for the first quarter of 2001 of $25.0 million. The decreases in these segments were due to lower worldwide demand in the semiconductor industry, which has been historically cyclical. This resulted in a significant decline in demand for semiconductor capital equipment for the first quarter of 2002 compared with the first quarter of 2001. Our Advanced Materials segment net sales for the first quarter of 2002 of $47.0 million decreased $21.2 million, or 31.1%, from $68.2 million for the first quarter of 2001. This decrease was primarily attributable to general economic weakness for the first quarter of 2002 compared with the first quarter of 2001, and specifically as a result of low demand in the telecommunications industry.

The semiconductor capital equipment market accounted for 37.0% of our net sales for the first quarter of 2002 compared with 53.2% of our net sales for the first quarter of 2001. One customer, Applied Materials, accounted for approximately 24% and 43% of our net sales for the first quarter of 2002 and 2001, respectively. Applied Materials accounted for approximately 47% and 72% of our Semiconductor Components segment net sales for the first quarter of 2002 and 2001, respectively. Applied Materials accounted for approximately 92% and 99% of our Semiconductor Assembly segment net sales for the first quarter of 2002 and 2001, respectively.

Cost of goods sold and gross profit.    Cost of goods sold consists primarily of expenses for manufacturing labor, raw materials and manufacturing overhead. Our gross profit for the first quarter of 2002 was $7.3 million, a decrease of $26.1 million, or 78.1%, from $33.4 million for the first quarter of 2001. Consolidated gross margin decreased to 9.7% in the first quarter of 2002 from 22.9% in the first quarter of 2001. The decrease in our gross profit was mostly attributed to the decrease in sales volume for the first quarter of 2002 in all of our business segments, which resulted in lower capacity utilization and the resulting under absorption of manufacturing overhead. Gross profit for our Semiconductor Components segment for the first quarter of 2002 was negative $1.5 million, a decrease of $16.7 million from $15.2 million for the first quarter of 2001. Gross profit for our Semiconductor Assembly segment for the first quarter of 2002 was $0.2 million, a decrease of $2.0 million from $2.2 million for the first quarter of 2001. These decreases were a result of the lower sales volume due to the significant decline in demand for semiconductor capital equipment in the first quarter of 2002 compared with the first quarter of 2001, resulting in lower capacity utilization. Our gross profit for our Advanced Materials segment for the first quarter of 2002 was $8.5 million, a decrease of $7.6 million, or 47.2%, from $16.1 million for the first quarter of 2001. This decrease was due to general worldwide economic weakness and lower demand in the telecommunications industry, which resulted in lower sales volume.

Research and development expenses.    Research and development expenses consist primarily of expenses for research and development salaries and supplies. Our research and development expenses for the first quarter of 2002 were $2.3 million, a decrease of $0.7 million, or 23.3%, from $3.0 million for the first quarter of 2001. This decrease was primarily attributable to reduced funding because of the reduction in net sales. Our research and development expenses as a percentage of net sales were 3.2% and 2.0% for the first quarter of 2002 and 2001, respectively.

Selling, general and administrative expenses.    Selling, general and administrative expenses consist primarily of expenses for sales salaries and commissions, accounting, information technology, executive management compensation, legal, risk management, treasury and certain other corporate overhead costs. Our selling, general and administrative expenses for the first quarter of 2002 were $10.4 million, a decrease of $5.6 million, or 35.0%, from $16.0 million for the first quarter of 2001. Because of lower net sales, our selling, general and administrative expenses as a percentage of net sales increased to 14.0% for the first quarter of 2002 from 11.0% for the first quarter of 2001. The dollar decrease in selling, general and administrative expenses was primarily related to lower sales expenses as a result of the lower sales volume and lower general and administrative expenses resulting from cost reductions. In addition, selling, general and administrative expenses were lower due to the elimination of goodwill amortization for the first quarter of 2002 compared with $0.7 million in goodwill amortization for the first quarter of 2001. This change in goodwill amortization was a result of the adoption of Statement of Financial Accounting Standards No. 142, which no longer requires the amortization of goodwill. See New Accounting Pronouncements below.

Operating income (loss).    For the first quarter of 2002, we had an operating loss of $5.5 million compared with operating income of $14.5 million for the first quarter of 2001. The decrease in operating income was largely due to the gross profit decrease as a result of lower net sales.

Interest expense, net.    Interest expense, net, consisted primarily of interest expense associated with our debt instruments and interest rate swaps. Net interest expense for the first quarter of 2002 was $2.0 million compared with $2.3 million for the first quarter of 2001. The decrease in interest expense was primarily a result of a slightly lower debt level during the first quarter of 2002 compared with the first quarter of 2001.

Income tax expense (benefit).    For the first quarter of 2002, we had an income tax benefit of $2.8 million compared with an income tax expense of $4.5 million for the first quarter of 2001. Our consolidated effective tax rate was 36.5% for the first quarter of 2002 and 2001.

Results of Operations for the Years Ended December 31, 2001 and 2000

Net sales.    Net sales for 2001 totaled $400.4 million, a decrease of $139.3 million, or 25.8%, from net sales of $539.7 million for 2000. This decrease in sales was attributable to the general economic downturn in 2001, which affected net sales in our three business segments: Semiconductor Components, Semiconductor Assembly, and Advanced Materials. Our Semiconductor Components segment net sales for 2001 of $110.7 million decreased $93.5 million, or 45.8%, from $204.2 million for 2000. This decrease was due to lower worldwide demand in the semiconductor industry, which caused a significant decline in demand for semiconductor capital equipment in 2001. Our Semiconductor Assembly segment net sales for 2001 of $61.6 million was relatively flat compared with net sales for 2000 of $62.0 million. In this segment, we serve the semiconductor capital equipment industry with clean room assembly services for complex systems. Net sales from this segment increased significantly during the second half of 2000 through the first quarter of 2001 as a result of the growth in outsourcing of complex assemblies by semiconductor capital equipment manufacturers. Beginning in the second quarter of 2001, net sales in the Semiconductor Assembly segment declined because of the downturn in the semiconductor capital equipment industry. Our Advanced Materials segment net sales for 2001 of $228.1 million decreased $45.3 million, or 16.6%, from $273.4 million for 2000. This decrease was primarily attributable to general economic weakness throughout 2001 and a severe downturn in the telecommunications industry.

The semiconductor capital equipment market accounted for 43.0% of our 2001 net sales compared with 49.3% of our 2000 net sales. One customer, Applied Materials, accounted for 32.9% and 41.9% of our net sales in 2001 and 2000, respectively. Applied Materials accounted for 64.7% and 76.8% of our Semiconductor Components segment sales in 2001 and 2000, respectively. Applied Materials accounted for approximately all of our Semiconductor Assembly segment sales in 2001 and 2000.

Cost of goods sold and gross profit.    Our gross profit for 2001 was $44.9 million, a decrease of $79.5 million, or 63.9%, from $124.4 million for 2000. Consolidated gross margin decreased to 11.2% for 2001 from 23.1% for 2000. This decrease was mostly attributed to the decrease in sales volume for 2001 in all of our business segments, which resulted in lower capacity utilization and the resulting under absorption of manufacturing overhead. Additionally, gross profit for 2001 was negatively affected by $15.3 million of inventory write-downs. Gross profit for our Semiconductor Components segment was $4.2 million, a decrease of $53.1 million, or 92.7%, from $57.3 million for 2000. This decrease was a result of the lower sales volume due to the significant decline in demand for semiconductor capital equipment in 2001, lower capacity utilization and inventory write-downs. Gross profit for our Semiconductor Assembly segment was $3.4 million, a decrease of

$2.3 million, or 40.4%, from $5.7 million for 2000. This decrease in gross profit was due to lower capacity utilization after the first quarter of 2001 as a result of the significant decline in the semiconductor capital equipment market in 2001. Our gross profit for our Advanced Materials segment was $37.3 million, a decrease of $24.0 million, or 39.2%, from $61.3 million for 2000. This decrease was due to general worldwide economic weakness and a severe downturn in the telecommunications industry, which resulted in lower sales volume. Additionally, inventory write-downs negatively affected gross profit in 2001.

Selling, general and administrative expenses.    Our selling, general and administrative expenses for 2001 were $64.6 million, a decrease of $1.8 million, or 2.7%, from $66.4 million for 2000. Due to lower net sales, our selling, general and administrative expenses as a percentage of net sales increased to 16.1% for 2001 from 12.3% for 2000. The decrease in selling, general and administrative expenses in total was primarily due to lower sales expenses as a result of the lower sales volume and no management incentive compensation earned for 2001.

Beginning in 2001, we began separately tracking research and development costs, which had previously been included in both cost of goods sold and in selling, general and administrative expenses. In 2001, $10.2 million of research and development costs were reflected in selling, general and administrative expenses. As these costs had not previously been separately tracked, no comparable data for research and development costs is available for the corresponding period in 2000.

Loss on disposal of facilities.    During 2001, we incurred $3.2 million in expenses related to the closure and sale of certain operations. As part of this amount, we sold certain assets of our Chattanooga, Tennessee operations and recorded a $2.4 million loss on the disposal. As a result of our lower manufacturing capacity utilization, we also closed our Maquiladora operations in Sonora, Mexico, which resulted in a $0.6 million loss. The assets and results of these operations were included in our Advanced Materials segment.

Retirement plan curtailment expense, net.    We froze our pension and retiree medical plans effective December 31, 2001. As a result of this decision, we recorded a net $5.7 million curtailment charge.

Operating income (loss).    For 2001, we had an operating loss of $28.5 million compared with operating income of $58.0 million for 2000. The decrease in operating income was largely due to the gross profit decrease, the loss on disposal of operations and the retirement plan curtailment expense.

Interest expense, net.    Net interest expense for 2001 was $9.8 million compared with $15.1 million for 2000. The decrease in interest expense was primarily a result of lower debt levels during 2001 compared with 2000. During the third quarter of 2000, we used proceeds of $122.7 million from the sale of common stock in a follow-on public offering to repay debt. Our interest expense also decreased because of lower interest rates in 2001 compared with 2000 on our variable rate revolving credit facility, which was outstanding during the first half of 2001 and all of 2000. In July 2001, we used the proceeds of $100.0 million from our issuance of a senior unsecured subordinated note to repay all the outstanding debt under our credit facility. As a result, our interest rate swaps entered into as hedges of the variable rate interest on this debt no longer met the requirements to be accounted for as hedge transactions. We therefore recorded expenses of $0.9 million in 2001 related to interest rate changes that impacted these speculative interest rate swaps.

Income tax expense (benefit).    For 2001, we had an income tax benefit of $14.0 million compared with an income tax expense of $15.7 million for 2000. Our consolidated effective tax rate was 36.5% for 2001 and 2000.

Extraordinary loss.    In 2001, we recorded an extraordinary loss of $1.4 million, net of taxes of $0.8 million. In 2000, we recorded an extraordinary loss of $0.9 million, net of taxes of $0.5 million. The extraordinary losses for both years represent the write-off of unamortized loan origination costs related to debt prepayments and cancellation of our former credit facility.

Results of Operations for the Years Ended December 31, 2000 and 1999

Net sales.    Our net sales for 2000 totaled $539.7 million, an increase of $174.6 million, or 47.8%, from net sales of $365.1 million for 1999. Our Semiconductor Components segment net sales for 2000 of $204.2 million increased $93.1 million, or 83.8%, from $111.1 million for 1999. This increase resulted from strong demand in the semiconductor capital equipment market. Our Semiconductor Assembly segment net sales for 2000 was $62.0 million. In January 2000, we started a new service offering, the clean room assembly of complex systems for the semiconductor capital equipment industry. During 2000, we grew this business from no sales in 1999 to $62.0 million in net sales for 2000 as a result of the growth in outsourcing of complex assemblies by semiconductor capital equipment manufacturers. Our Advanced Materials segment net sales for 2000 of $273.4 million increased $19.4 million, or 7.6%, from $254.0 million for 1999. Although this segment serves nearly every sector of the global industrial economy, the increase generally related to strong growth in the electronic components and oil and gas industries.

The semiconductor capital equipment market accounted for 49.3% of our 2000 net sales compared with 30.4% of our 1999 net sales. This increase in concentration was a result of strong demand in the semiconductor capital equipment market complemented by our semiconductor components business acquisitions in 1999 and 2000 and the start of our business of the clean room assembly of complex systems in 2000. One customer, Applied Materials, accounted for 41.9% of our 2000 net sales.

Cost of goods sold and gross profit.    Our gross profit for 2000 was $124.4 million, an increase of $33.7 million, or 37.2%, from $90.7 million for 1999. Consolidated gross margin decreased to 23.1% for 2000 from 24.8% for 1999. As a result of increased net sales, the Semiconductor Components segment gross profit for 2000 of $57.3 million increased $25.3 million from $32.0 million for 1999. The Semiconductor Assembly segment had a gross profit of $5.7 million in 2000. The Advanced Materials segment gross profit for 2000 of $61.3 million increased $2.6 million from $58.7 million for 1999. The Advanced Materials segment gross margin decreased to 22.4% for 2000 from 23.1% for 1999, primarily due to production inefficiencies at certain facilities and higher natural gas costs in the fourth quarter of 2000.

Selling, general and administrative expenses.    Our selling, general and administrative expenses for 2000 totaled $66.4 million, an increase of $13.2 million, or 24.8%, from $53.2 million for 1999. Our selling, general and administrative expenses as a percentage of net sales decreased to 12.3% for 2000 from 14.6% for 1999. This decrease was primarily attributable to the focus on cost containment and centralization of administrative functions. Additionally in 1999, we incurred $2.1 million of nonrecurring costs related to our spin-off from Graphic Packaging.

Operating income.    Our operating income for 2000 increased $20.5 million, or 54.7%, to $58.0 million, from $37.5 million for 1999. Our operating margin for 2000 was 10.7% compared with 10.3% for 1999. The increase in operating margin was primarily due to lower selling, general and administrative costs as a percentage of sales.

Interest expense, net.    Our interest expense for 2000 was $15.1 million compared with $5.0 million for 1999. Interest expense for 1999 was a result of an allocation of debt from Graphic Packaging. In connection with the spin-off, we paid Graphic Packaging $200.0 million to satisfy intercompany obligations and as a one-time dividend. Borrowings under our then existing $270.0 million credit facility funded the obligations and the dividend. Credit facility borrowings were reduced by the proceeds from the follow-on offering of common stock in the third quarter of 2000.

Income tax expense.    Income tax expense for 2000 was $15.7 million compared with $12.4 million for 1999. Our consolidated effective tax rate was 36.5% for 2000, compared with 38.3% for 1999. The decrease in the consolidated effective tax rate was due to federal tax credits in 2000.

Extraordinary loss.    We recorded an extraordinary loss of $0.9 million, net of taxes of $0.5 million in 2000. The extraordinary loss represented a partial write-off of unamortized loan origination costs related to our $122.7 million debt repayment.

Liquidity and Capital Resources

Our liquidity is generated by both internal and external sources including funds provided by operating activities, equity offerings, long-term borrowings and operating leases. Our liquidity is used to fund short-term working capital requirements, capital expenditures and acquisitions. We manage our cash balances and short-term borrowings to minimize interest expense and maintain adequate liquidity.

For the first quarter of 2002, our cash increased by $0.7 million primarily as a result of the reduction in our inventory and an increase in our accounts payable offset by increases in our accounts receivable and decreases in our accrued expenses. Cash payments for capital expenditures partially offset this increase from working capital.

For 2001, our cash increased by $11.7 million primarily as a result of the reduction in our accounts receivable and inventory offset by a decrease in accounts payable and accrued expenses. Cash payments for capital expenditures partially offset this increase from working capital.

In July 2001, we issued a $100.0 million, 10-year, 7.5% senior unsecured subordinated note to Golden Heritage, LLC to refinance our outstanding indebtedness and to secure a fixed interest rate for our debt. We can prepay the note, at par value, any time during its term and the entire principal amount is due on July 25, 2011. We used $98.9 million of the proceeds from the issuance of the note to repay all of the outstanding debt under our former $125.0 million credit facility. The balance of the proceeds was used for general corporate purposes.

Golden Heritage is a related party to CoorsTek, as it is controlled through various trusts established for the benefit of members of the Coors family, including John K. Coors, our Chairman, President and CEO, William K. Coors, our Director Emeritus, and Joseph Coors, Jr., our former Chairman and CEO and beneficial owner of more than 5% of our common stock. Additionally, John K. Coors, William K. Coors and Joseph Coors, Jr. are trustees of certain of these Coors family trusts. As of April 30, 2002, the Coors family (including these trusts) owned 30.15% of the outstanding shares of our common stock. John K. Coors abstained from our board’s vote on this transaction, and William K. Coors did not participate in the board meetings at which this transaction was considered or approved.

In December 2001, we entered into a $60.0 million, three-year, senior secured revolving credit facility with Bank of America, N.A. This facility replaced our $125.0 million revolving credit facility. We intend to use our new credit facility to fund working capital, capital expenditures and acquisitions.

Our inventory, accounts and cash are pledged as security under our bank credit facility. Our ability to borrow under the credit facility, and consequently our liquidity, are based on the amount of eligible accounts receivable and inventory. Eligibility of our accounts receivable is affected by factors such as customer concentration, foreign receivables and slow-paying accounts. Eligibility of our inventory is affected by factors such as the exclusion of work-in-process inventory and customer concentration. At March 31, 2002, given the eligibility of our accounts receivable and inventory, the amount available to us for borrowing under the credit facility was $28.7 million.

We pay commitment fees of 0.375% on the unused borrowings under the credit facility. The interest rate charged on the credit facility is based on a spread above LIBOR and varies based on the amount of eligible accounts receivable and inventory. As of April 30, 2002, we had no borrowings outstanding under the credit facility and the interest rate was LIBOR plus 2.75%.

The credit facility contains customary covenants, including covenants limiting indebtedness, dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments, and the acquisition and disposition of assets. In the first quarter of 2002, we amended the credit facility to lower the minimum tangible net worth covenant to $100.0 million in light of the reduction in our tangible net worth caused by the $20.3 million, net of tax, minimum pension liability adjustment that we recognized at December 31, 2001.

The following table summarizes our obligations and commitments to make future cash payments under contracts, as of December 31, 2001:

Contractual Obligations	Payments Due In:
	Total	2002	2003	2004	2005	2006 and thereafter
	(in thousands)
Long-Term Debt	$106,331	$2,675	$3,656	$—	$—	$100,000
Operating Leases	43,689	7,409	7,173	6,903	6,913	15,291

Total Contractual Cash Obligations	$150,020	$10,084	$10,829	$6,903	$6,913	$115,291

Obligations for long-term debt, which are primarily represented by the note payable to Golden Heritage, cannot be accelerated unless interest payments become delinquent or we are in default on our credit facility. Obligations for operating leases cannot be accelerated unless lease payments become delinquent.

Capital expenditures for the first quarter of 2002 and 2001 were $3.1 million and $14.3 million, respectively. For the first quarter of 2002, we primarily funded computer software and systems. For the first quarter of 2001, we primarily funded the addition of production capacity, computerized manufacturing equipment and computer software and systems.

Capital expenditures for 2001 and 2000 were $24.7 million and $30.6 million, respectively. These expenditures were primarily for the addition of production capacity, computerized manufacturing equipment, and computer software and systems. In 2001, we began implementation of a supply chain management solution in five manufacturing locations to help synchronize our supply chain and streamline our manufacturing processes. We currently anticipate having capital expenditures of $20.0 million to $30.0 million for 2002. Future capital requirements will depend on many factors, including the continued rollout of our enterprise resource planning software, maintenance of our existing capacity and the addition of capacity in response to increased demand in the semiconductor capital equipment market and in the other markets we serve.

As part of our acquisition of Precision Technologies in March 1999, we assumed operating leases for the facilities. We make payments under the leases to an entity that is owned by the former owners of Precision, Mark Bernhard and David Bernhard, who became our employees upon the consummation of the acquisition. We paid $1.5 million in 2001 and $0.6 million in 2000 for these leases and are required to pay $1.4 million in 2002 and $4.7 million for the remaining term of the leases. Mark Bernhard and David Bernhard are no longer our employees.

We believe that our cash and cash equivalent balance, funds available under our credit facility and cash generated from operations will be sufficient to satisfy our cash requirements for at least the next 12 months. We believe that success in our industry requires substantial capital in order to maintain the flexibility to take advantage of opportunities as they arise. We may, from time to time, invest in or acquire complementary businesses, products or technologies and may seek additional equity or debt financing to fund such activities. There can be no assurance that such funding will be available to us on commercially reasonable terms. The sale of additional equity or convertible debt could result in dilution to our stockholders.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenue and expenses during the periods. Estimates have been made by management in several areas, including, but not limited to, inventory reserves, valuation of long-lived and intangible assets, retirement and other postretirement plan reserves, the realizability of deferred tax assets, foreign exchange translations and the future obligations associated with our litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ materially from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Inventories.    Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, or obsolete, or because the amount on hand is more than can be used to meet future need, or excess. We currently consider all inventory that has no activity within one year, as well as any additional specifically identified inventory, to be excess. We also provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand and changing technologies. At March 31, 2002 and December 31, 2001, our inventory reserves were $16.6 million and $18.1 million, or 20.7% and 20.2% of our $80.3 million and $89.4 million gross inventories, respectively.

We value our inventories at lower of cost or market. Cost is determined by the first-in, first-out method, including material, labor and factory overhead.

Valuation of long-lived and intangible assets and goodwill.    We assess the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include the following:

•	a significant underperformance relative to expected historical or projected future operating results;

•	a significant change in the manner of our use of the acquired asset or the strategy for our overall business;

•	a significant negative industry or economic trend; and

•	our market capitalization relative to net book value.

When we determine that the carrying value of intangibles, long-lived assets and goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Net intangible assets, long-lived assets and goodwill amounted to $187.4 million and $189.9 million as of March 31, 2002 and December 31, 2001, respectively.

In 2002, Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” became effective and as a result, we ceased to amortize approximately $39.4 million of net goodwill. We had recorded approximately $2.8 million of goodwill amortization during 2001 and would have recorded approximately $2.8 million of amortization during 2002, or $0.7 million per quarter. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. We currently anticipate an impairment of goodwill in the range of $10.0 million to $20.0 million and expect to complete our initial review by June 30, 2002.

Retirement and other postretirement plans.    We provide a defined benefit retirement plan and a retiree medical plan for qualified employees. At retirement, an employee with vested pension or medical benefits is entitled to receive pension payments or medical services. During the second quarter of 2001, we froze our pension and retiree medical plans effective December 31, 2001. Accordingly, we recorded a net $5.7 million curtailment charge resulting from the decision. Additionally, in 2001, we recorded a minimum pension benefit liability of $33.3 million because the accumulated benefit obligation (present value of pension benefits attributed to employee services already rendered) exceeded the fair value of the pension plan assets at December 31, 2001.

We accrue our benefit obligations based on an independent actuarial valuation. This valuation has a number of variables, not only to estimate our benefit obligation, but also to provide us with minimum funding requirements for the retirement plan. Based on actuarial variable estimates at the beginning of 2002, we are accruing benefit obligations. Future changes to these variables from the actuarial estimates could have significant impact on our financial position and results of operations. The primary variables are the expected return on the retirement plan assets, the rate of compensation increases to eligible employees, the interest rate used to discount estimated future payments to retirement participants and the assumed health care cost trend rates. Using health care as an example, a 1% change in the interest rate used to discount estimated future payments would have a $1.0 million impact on the retiree medical plan liability.

Income taxes.    As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have not provided for a valuation allowance because we believe that our deferred tax assets will be recovered from future taxable income. At March 31, 2002 and December 31, 2001, our gross deferred tax asset was $40.2 million and $47.6 million, respectively.

Cumulative foreign exchange translation accounting.    We have two foreign subsidiaries that account for 4.2% and 3.8% of our net revenues and 2.4 % and 2.5% of our assets as of March 31, 2002 and December 31, 2001, respectively.

In preparing our consolidated financial statements, we are required to translate the financial statements of the foreign subsidiaries from the currency in which they keep their accounting records, generally the local currency, into United States dollars. This process results in exchange gains and losses which, under the relevant accounting guidance, are either included within the statement of operations or as a separate part of our net equity under the caption “accumulated other comprehensive loss.”

Under the relevant accounting guidance, the treatment of these translation gains or losses is dependent upon our management’s determination of the functional currency of each subsidiary. The functional currency determination involves consideration of all relevant economic facts and circumstances affecting the subsidiary. Generally, the currency in which the subsidiary transacts a majority of its transactions, including billings, financing, payroll and other expenditures would be considered the functional currency, but any dependency upon the parent and the nature of the subsidiary’s operations must also be considered.

If any subsidiary’s functional currency is deemed to be the local currency, then any gain or loss associated with the translation of that subsidiary’s financial statements is included in cumulative translation adjustments. However, if the functional currency is deemed to be the United States dollar then any gain or loss associated with the translation of these financial statements would be included within our statement of operations. If we dispose of any of our subsidiaries, any cumulative translation gains or losses would be realized in our statement of operations. If we determine that there has been a change in the functional currency of a subsidiary to the United States dollar, any translation gains or losses arising after the date of change would be included within our statement of operations.

Based on our assessment of the factors discussed above, we consider the relevant subsidiary’s local currency to be the functional currency for each of our international subsidiaries. Accordingly, we had cumulative translation losses of approximately $1.4 million, $1.2 million and $1.1 million that were included as part of “accumulated other comprehensive loss” within our balance sheet at March 31, 2002 and December 31, 2001 and 2000, respectively. During the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, translation gains (losses) of $0.2 million, $(0.1) million, $(1.0) million and $0.1 million, respectively, were included under “accumulated other comprehensive loss.” Had we determined that the functional currency of our subsidiaries was the United States dollar, these losses would have increased our loss for each of the periods presented.

Commitments and contingencies.    Management’s current estimated range of liability related to certain pending litigation is based on claims for which our management can estimate the amount and range of loss. We have recorded the minimum estimated liability related to those claims where there is a range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operation and financial position.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, “Accounting for Derivatives and Hedging Activities,” which established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 was effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether or not a derivative is designated as part of a hedge transaction and, if so, the type of hedge transaction. In September 2000, we entered into a two-year interest rate swap agreement for a notional amount of $25.0 million, with a fixed interest rate of 6.69%, to hedge a portion of our exposure to interest rate fluctuations related to our former credit facility. In January 2001, we entered into an additional $25.0 million, two-year interest rate swap, with a fixed interest rate of 5.19%. Prior to July 25, 2001, the swaps were designated as hedge transactions and the fair value of negative $1.3 million was recorded in other comprehensive loss. On July 25, 2001, we issued a $100.0 million, 10-year, 7.5% senior unsecured subordinated note. We used $98.9 million of the proceeds from the issuance of the note to repay all of the outstanding debt under the former credit facility. As a result of the prepayment of these amounts, the outstanding interest rate swaps no longer met the requirements to be accounted for as hedge transactions. Therefore, the fair value of the swaps as of the date of the repayment will be amortized from comprehensive income to interest expense over the original term of the swaps and any future changes in the fair value of the swaps will be recorded in the respective periods’ results of operations. At March 31, 2002 and December 31, 2001, the fair value of the interest rate swaps was negative $1.1 million and negative $1.7 million, respectively.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, “Business Combinations,” which addresses financial accounting and reporting for business combinations and supersedes APB No. 16, “Business Combinations.” This statement requires all business combinations initiated after June 30, 2001 be accounted for by the purchase method. The statement also requires separate recognition, apart from goodwill, of intangible assets that can be identified and named. This statement is effective for our financial statements for the year ended December 31, 2001. The adoption of this statement did not have a significant impact on our results of operations, financial position or cash flows.

In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, “Goodwill and Other Intangible Assets,” which addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets.” Goodwill and other indefinite lived identifiable intangible assets acquired after June 30, 2001 will not be subject to amortization. Goodwill and other indefinite lived intangible assets acquired before July 1, 2001 will not be subject to amortization after the statement is effective. This statement also provides specific guidance to test intangible assets for impairment upon adoption and at least annually thereafter. This statement is effective for our financial statements for the year ending December 31, 2002. Accordingly, our unamortized goodwill of $39.4 million at December 31, 2001 is no longer being amortized but is subject to an initial impairment test and thereafter at least an annual impairment test. As a result of SFAS No. 142, amortization of goodwill will decrease approximately $2.8 million annually. We are currently evaluating the potential impact of SFAS No. 142 on our results of operations, financial position and cash flows and currently anticipate an impairment of goodwill in the range of $10.0 million to $20.0 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” which requires that an existing legal obligation associated with the retirement of a tangible, long-lived asset be recognized as a liability when incurred and that the carrying amount of the related long-lived asset be increased by the amount of the liability. This statement is effective for our financial statements for the year ended December 31, 2003. We do not expect the adoption of this statement to have a significant impact on our results of operations, financial position or cash flows.

In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” which supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less the cost to sell. This statement is effective for our financial statements for the year ended December 31, 2002. The adoption of this statement did not have a significant impact on our results of operations, financial position or cash flows.

Quantitative And Qualitative Disclosures About Market Risk

We are exposed to certain market risks that are inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business. We maintain an interest rate management strategy that generally uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility.

We are currently subject to interest rate risk on our interest rate swaps. In September 2000, we entered into a two-year interest rate swap agreement for a notional amount of $25.0 million, with a fixed interest rate of 6.69%, to hedge a portion of our exposure to interest rate fluctuations related to our former credit facility. In January 2001, we hedged an additional portion of our exposure to interest rate fluctuations with another $25.0 million, two-year interest rate swap, with a fixed interest rate of 5.19%. In July 2001, we issued a senior unsecured subordinated note to a related party which was used to repay all of the outstanding debt under our former credit facility. As a result of the prepayment, the outstanding interest rate swaps no longer met the requirements to be accounted for as hedge transactions. We may experience increases or decreases in interest expense that may materially impact financial results as interest rates fluctuate and any changes in fair value of the interest rate swaps are reflected in current operations. At March 31, 2002 and December 31, 2001, the fair value of the interest rate swaps was negative $1.1 million and negative $1.7 million, respectively.

By holding interest rate swaps, we also expose ourselves to credit risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates repayment risk for us. When the fair value of a derivative is negative, we owe the counterparty and, therefore, we do not possess payment risk. We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties whose credit ratings are AA/Aa or higher, limiting the amount of exposure to each counterparty and monitoring the financial condition of our counterparties.

We are exposed to market risks from adverse changes in foreign exchange rates. Our foreign operations’ financial instruments are denominated in their respective functional currencies. Accordingly, exposure to exchange risk on foreign currency financial instruments is not material. Foreign currency transactions from our domestic operations are not material.

Inflation

Inflation has not had a material adverse effect on our results of operations.

BUSINESS

Overview

We are a leading designer and manufacturer of components and assemblies for semiconductor capital equipment as well as for the automotive, electronics, industrial, telecommunications and other markets. During our 91-year history, we have developed core competencies in the design, engineering and manufacturing of critical components made from advanced materials, as well as supply chain management and final assembly of complex systems. We use precision-machined metals, technical ceramics, engineering plastics and high-purity fused quartz to design solutions that enable our customers’ products to overcome technological barriers and enhance performance. We offer a full range of services from initial prototype design to volume manufacturing, outsourced assembly, worldwide distribution and customer support.

Our objective is to establish and expand our leadership position in the design, manufacture and assembly of components and integrated systems for high growth markets. We are specifically focusing our resources on gaining market share and increasing our business in the semiconductor capital equipment market, which we believe currently represents our primary long-term growth opportunity. We have been providing critical ceramic components to the semiconductor capital equipment market for over 20 years. By leveraging our long-standing relationships with key OEMs as well as our materials and precision manufacturing expertise, we have expanded our historical product offerings from supplying only technical ceramic components to include precision-machined metals, engineering plastics and high-purity fused quartz as well as value-added assembly services. Building on our success in the semiconductor capital equipment market, we are targeting other high growth industries where our advanced materials expertise, customer relationships and full service capabilities give us an advantage over our competitors.

We believe the breadth of our competencies and experience has made us a supplier of choice with key customers in the semiconductor capital equipment market and several other industries that are currently experiencing a consolidating supplier base. We offer custom-designed products to more than 6,500 customers worldwide, including leading manufacturers such as Applied Materials, Texas Instruments, John Crane, Flowserve and LAM Research.

Industry Background

Growth of the Semiconductor Market

The semiconductor industry has grown significantly over the past decade and is expected to grow in the future. The Semiconductor Industry Association estimates that worldwide semiconductor sales were $140.7 billion in 2001, and expects sales to reach $218.3 billion in 2004. Historically, growth in semiconductors and semiconductor capital equipment has come from traditional markets, such as computers, telecommunications and wireless communications and advanced consumer electronic products.

Semiconductor manufacturers must frequently add new equipment in order to accommodate more technologically advanced manufacturing processes for next generation semiconductor devices. Several technological factors are driving the adoption of new semiconductor capital equipment. First, demand for smaller, faster and more powerful semiconductors is requiring improved technology and is prompting semiconductor manufacturers to develop chips that are more dense with line widths of 0.13 micron and below. Second, to reduce manufacturing costs, semiconductor manufacturers are increasingly upgrading fabrication machinery to a 300mm, or 12-inch, wafer design, from 200mm, or eight-inch, thus allowing more semiconductor devices to be produced on a single wafer. Third, to increase performance, new materials are being used to produce semiconductor devices, such as copper interconnects for better conductivity. Finally, semiconductor equipment manufacturers have developed new processes that allow them to manufacture semiconductors with reduced defects and increased overall throughput.

Trend Towards Outsourcing

Semiconductor manufacturers’ requirement for sophisticated process equipment has been a major factor in the semiconductor capital equipment industry’s consolidation into a few large OEMs that provide a complete range of highly specialized process equipment. Historically, these OEMs have either manufactured the components for their equipment internally or have been forced to rely on a number of small, undercapitalized suppliers who have largely provided only a limited subset of these products and services. Escalating costs of process equipment and the increasing focus on time-to-market are driving demand for an increased level of outsourcing and consolidation within the manufacturing supply chain. Just as semiconductor companies are outsourcing larger portions of their manufacturing capabilities to foundries, semiconductor capital equipment companies and others have begun to outsource the engineering, prototyping, manufacturing, assembly and testing of components and integrated systems to larger, turnkey suppliers in order to focus on their core technology and processes.

We believe that semiconductor capital equipment manufacturers are seeking to outsource a significant portion of their production and the demand for outsourced semiconductor capital equipment components and assembly will grow at an even faster rate than the semiconductor capital equipment market as a whole.

Need for Precision Manufacturing and Advanced Materials

Technological advancements in the semiconductor manufacturing process, such as smaller circuit geometries, larger wafers and new materials, require highly sophisticated manufacturing equipment that must perform under harsh conditions, which may include highly corrosive chemicals and gases or rapidly changing temperatures. These requirements are increasing the need for advanced semiconductor processing equipment and have led to growing demand for more durable and dependable materials. With shrinking line widths and the transition to 300mm wafers, the number of integrated circuits per wafer more than doubles. Consequently, manufacturers have a heightened emphasis on equipment uptime, throughput and yield as well as a greater need for precise process controls. As a result, the design and performance of highly precise components and integrated systems for semiconductor capital equipment are becoming even more critical to the semiconductor manufacturing process.

Precision-machined metals are used extensively in semiconductor capital equipment. Usually machined from aluminum or stainless steel, these components are used for process chambers, bases, lids and other parts in semiconductor capital equipment. These components, often complex in configuration, must be machined to precise specifications in order to ensure the proper performance of the manufacturing equipment. Tolerances must be strictly adhered to and quality is of utmost importance.

In addition to this demand for precision-machined metals, there are substantial requirements for other advanced materials, such as technical ceramics, engineering plastics and high-purity fused quartz, in the semiconductor capital equipment market and a wide range of automotive, electronics, industrial, telecommunications and other applications. To ensure optimum performance, component materials must exhibit certain characteristics including corrosion resistance, oxidation resistance, and thermal, electrical, magnetic or optical properties. For example, technical ceramics for metrology equipment can be machined to tolerances of less than two microns over several meters and can maintain these tolerances in harsh environments across a broad range of temperatures. Advanced materials are typically more expensive than competing materials, but produce greater value by extending product life and enhancing performance.

Our Competitive Advantages

Our core competencies are in the design, engineering, manufacturing and assembly of critical components made from advanced materials. In many instances, the breadth of our capabilities and experience has made us a supplier of choice with key customers in many industries that are currently experiencing a consolidating supplier base. We believe that we have the following competitive advantages:

•
Comprehensive Design, Engineering and Prototype Services.    Our engineering professionals and our technical sales force work in tandem with our customers’ engineers from product concept through design and prototyping. Our involvement at an early stage allows us to respond to anticipated customer needs, identify their requirements early in the manufacturing process, and partner with customers to derive an optimal design, manufacturing and production solution.

•
Full Range of Manufacturing, Assembly and Support Services.    The breadth of our capabilities enables us to develop manufacturing specifications, design and build prototypes, provide accurate and repeatable manufacturing, manage our customers’ supply chain, perform final assembly of complex integrated systems and bring products to market in a timely and cost effective manner. Coupled with our worldwide distribution and service support, these capabilities enable us to provide our customers with a complete outsourcing solution.

•
Advanced Materials Expertise.    We engineer product solutions incorporating technical ceramics, precision-machined metals, engineering plastics, high-purity fused quartz or a combination of these materials. The depth of our materials expertise permits us to provide our customers with an optimal materials solution to meet their performance needs. We deliver solutions with specifically designed properties including chemical, electrical, magnetic, optical, structural and thermal. For example, we have developed solutions ranging from products for semiconductor etch chambers that withstand highly corrosive environments to telecommunications fiber optic connectors that maintain their structural stability over a range of temperatures.

•
Semiconductor Capital Equipment Expertise.    We have been providing critical ceramic components to the semiconductor equipment industry for over 20 years. By leveraging our materials and manufacturing expertise with our long-standing relationships with key OEMs, we have expanded our historical product offerings to include precision-machined metals, engineering plastics and high-purity fused quartz, as well as value-added assembly services. We believe that by expanding into these new service offerings, we are strengthening our customer relationships, increasing our market share and achieving design wins with major OEMs.

•
Global Scale and Infrastructure.    We have manufacturing facilities in North America, Europe and Asia near a number of our major customers. We periodically place engineers and other personnel on-site with many of our key customers and employ flexible manufacturing techniques that allow us to re-deploy and re-tool our facilities to meet our customers’ changing requirements.

•
Diversified Product Offerings and Customer Base.    Our extensive product offerings and diverse customer base allow us to build expertise across multiple industries and to provide the optimal technical solution for each of our customers. Additionally, our comprehensive product offerings provide a more diverse revenue stream and allow us to more efficiently utilize our manufacturing capacity and quickly adjust to changing market conditions and customer demands.

Our Strategy

Our objective is to enhance our leadership position in the semiconductor capital equipment market and expand our position in other high growth markets. To achieve this objective, we are pursuing the following strategies:

•
Maintain Focus on the Semiconductor Capital Equipment Market.    We are continuing to focus our resources on gaining market share and increasing our business in the semiconductor capital equipment market, which we believe currently represents our primary long-term growth opportunity. We are using our strong customer relationships, reputation for quality and on-time delivery and our range of services to take advantage of this opportunity. We are working with our customers on the development and production of manufacturing equipment, including applications for 300mm semiconductor wafers, copper interconnect designs and advanced lithography systems.

•
Leverage Core Capabilities into Other High Growth Markets.    We are targeting high growth markets where we believe our advanced materials expertise, customer relationships and full service capabilities give us an advantage over our competitors. We also believe our reputation as a high quality supplier of advanced materials gives us a strategic foothold in these markets, allowing us to build on existing customer relationships, and identify and solve OEMs’ complex problems using our full complement of design, engineering, materials and assembly capabilities. For example, we have successfully applied our semiconductor assembly model to equipment manufacturers in markets such as medical, security and computer peripherals.

•
Maintain and Enhance Technological Expertise in Advanced Materials.    We intend to maintain and enhance our technological expertise in engineered materials solutions incorporating precision-machined metals, technical ceramics, engineering plastics, high-purity fused quartz or combinations of these materials. In addition, we plan to continue working with our customers to enhance existing materials and incorporate new materials, which will allow our customers to successfully develop new generations of equipment. We continually acquire and develop materials to enhance our products’ performance. PureSiC™ (CVD Silicon Carbide), PlasmaResist™ (High-Purity Alumina), PlasmaPure™ (High-Purity Alumina), Semilon™ (Self-Dampening PPS) and a group of Electro-Static Dissipative (ESD) ceramics are just a few examples of our recently created materials.

•
Pursue Selective Acquisitions.    Since our decision in late 1998 to focus our resources on the semiconductor capital equipment market, we have completed a series of strategic acquisitions to increase our capabilities and broaden our global presence to address the evolving service requirements of this market. We have successfully completed several acquisitions over the last four years. We will consider strategic and opportunistic acquisitions that will enable us to expand our geographic reach, secure new customers, diversify into complementary product markets and broaden our technological capabilities and value-added service offerings.

Our Principal Markets

We offer customers in the semiconductor capital equipment market and a variety of other markets engineered solutions using our expertise in design, engineering, manufacturing and assembly.

Semiconductor Capital Equipment Components and Assembly

We supply products for semiconductor capital equipment used to manufacture integrated circuits. We manufacture, assemble and integrate precision-machined metal, technical ceramic, engineering plastic and high-purity fused quartz components for use in semiconductor processing equipment. We manufacture and assemble components that can be used in almost every semiconductor manufacturing process. These processes include deposition, etch, CMP, ion implantation, metrology and photolithography. Our expertise in metals, ceramics, plastics, quartz and assembly allows us to optimize the solutions we provide to our customers. We offer enabling technologies that allow our customers’ products to function effectively and efficiently in adverse environments, including those involving corrosive chemicals and gases and extreme heat or pressure.

We have been successful in vertically integrating our components business and are now supplying assemblies to customers to whom we had previously only sold components. For example, we assemble 200mm and 300mm CMP systems and in-process wafer inspection and cleaning modules for major semiconductor capital equipment manufacturers. We have demonstrated our success in these projects and have captured other assembly opportunities, specifically in next generation technology areas such as copper interconnects, low-k dielectrics and sub-0.13 micron technology.

Advanced Materials

In addition to the semiconductor capital equipment market, we provide components and assemblies to equipment manufacturers in a variety of markets, including automotive, electronics, medical, security and telecommunications. Our diverse array of products includes:

•
Automotive products for control and safety systems and engine components. Applications include ceramic substrates for anti-lock brakes and drive-by-wire throttle systems, and components for sensing feedback from exhaust emissions.

•
Electronic products for radio amplification, computer, defense and power distribution. Applications include electron tubes for signal amplification used in broadcasting and radar, and computer tape guides used for high-speed data storage.

•
Medical products for use in diagnostic and testing equipment and surgical devices. Applications include shear valves for cytology, minimally invasive electrosurgical devices and electron tubes for CT scanners.

•	Security products. Applications include explosives detection systems primarily used in airports to screen checked baggage.

•
Telecommunication products for wireless and land-based communications infrastructure. Applications include fiber optic connectors and cables for connectivity, circuit substrates for network switching and antenna components for base stations.

•
Other industrial products for the chemical, fluid handling, mechanical, paper and petroleum industries. Applications include valves and process flow components for fluid handling and ceramic beams for coordinate measuring equipment.

Customers

Our customers include industry leaders such as Applied Materials, Inc., CTS Corporation, Delphi Delco Electronics Systems, Eaton Corporation—Cutler-Hammer division, Engineering Ceramic Technologies, Inc., Flowserve Corporation, IMI Cornelius, John Crane, Inc., Kavlico Corporation, LAM Research Corporation and Texas Instruments Incorporated. Our largest customer, Applied Materials, accounted for 32.9% of net sales for 2001, 41.9% for 2000 and 22.5% for 1999. No other customer accounted for more than 10% of net sales in any of these periods.

Sales and Distribution

We sell products primarily to OEMs for incorporation into semiconductor capital equipment and other industrial applications. We generate sales through direct sales employees, manufacturers’ representatives and distributors located throughout North America, Europe and Asia. Our sales personnel, many with engineering expertise, receive substantial technical assistance and engineering support because of the highly technical nature of our products. Initial sales are typically the result of a multi-level sales effort that involves senior management, design engineers and our sales personnel interacting with our customers’ decision-makers throughout the product development and purchasing processes. As of April 30, 2002, we had 113 sales personnel.

International sales, primarily in European and Asian markets, constituted 16.7%, 17.4% and 19.3% of our gross sales in 2001, 2000 and 1999, respectively.

Research, Development and Engineering

To maintain and improve our competitive position, our research, design and engineering teams work directly with customers to design custom products for specific applications. The majority of our advanced materials research and development is a result of our customers experiencing product performance limitations or failures. As a result, our development encompasses failure analysis, materials selection and engineering to enable our customers to overcome technological barriers and enhance their products’ performance.

We believe our design and engineering capabilities offer critical benefits to our customers. Using our broad array of capabilities, we are able to take our customers’ products from the concept stage to production. This allows our customers to focus their efforts on their core competencies and limits the risk involved in separating design from manufacturing. In 2001, expenses for research and development were $10.2 million.

Manufacturing and Assembly

Our manufacturing operations consist of formulating, forming and firing of ceramics; formulating, forming and processing of plastics; and precision-machining of ceramics, metals, plastics and quartz. We specialize in highly complex and sophisticated components and assemblies. We have a full range of machining capabilities that can support small to large-part manufacturing and can provide customized service from initial prototyping to high volume production.

We precision machine metal parts from aluminum, stainless steel and other metals. These components, often complex in configuration, must be machined to precise specifications in order to ensure the performance of our customers’ products. Because of the sophistication of our customers’ products, we must strictly adhere to design tolerances and specifications. To enable such precise machining, we primarily use computer numerically controlled machines that have the ability to hold very close tolerances in three, four and even five axes. Particularly in our metals capability, much of the equipment is palletized and automated. We also use sophisticated software for computer aided design and solid modeling capability.

Ceramic manufacturing involves several steps. From raw material preparation to completion of the finished product, the typical component will be formed, fired and, if necessary, machined into complex geometries. Our proprietary raw material preparation involves blending complex formulations to create a material with the desired properties. Our broad forming capabilities range from isostatic pressing to injection molding. The firing process is specifically designed to meet product and materials requirements by strictly controlling variables such as time, temperature and atmosphere. We also coat ceramic components with metals such as copper, gold and nickel in order to give them desired electrical and mechanical properties. We may then precision machine parts to meet customer specifications such as surface finish, dimensions and geometries. For example, we can consistently precision machine ceramics to exact tolerances within ten-millionths of an inch.

The manufacturing of plastics involves steps similar to the manufacture of ceramics. We formulate, form and process plastics into complex components. In the first stage in this process, we use a proprietary formulation and blending of raw materials. We then press or extrude the material into the desired shape. The product is then precision-machined to exact tolerances.

We fabricate, assemble and distribute a variety of high-purity quartz, including opaque, low alkali, low hydroxyl and other quartz materials for use in semiconductor processing chamber components. These materials are ideal for demanding environment applications due to their exceptional performance in high temperature operations, ultra-high-purity applications and specific wavelength transmission.

We provide assembly services for major OEMs in various markets. The assembly process involves managing the procurement of components, some of which we manufacture while others we purchase from outside vendors. Our competency in managing this supply chain ensures that our assemblies, many with thousands of components and numerous configurations, are built cost effectively and that finished product delivery satisfies our customer’s just-in-time manufacturing objectives. As a value-added part of our assembly service, we also work directly with our customers to achieve design enhancements.

We have class 100 to 10,000 clean room capabilities for our semiconductor capital equipment and other assembly markets, which enable us to meet strict quality requirements and customer specifications. Most of these clean rooms are located in our facilities near our major OEM customers.

Materials and Suppliers

Our raw materials primarily consist of alumina, aluminum, silicon carbide, polytetrafluoroethylene, tungsten, stainless steel, zirconia and quartz. These raw materials are either readily available or are procured from suppliers with whom we have long-standing relationships.

We procure many of the components used in our assembly services from our customers’ qualified suppliers. Some of our components, such as motors and actuators, are sole-sourced.

Competition

The market for precision engineering, manufacturing and assembly is highly fragmented. As customers have increasingly demanded fewer, larger, more financially stable suppliers that offer more complete or turnkey solutions, the competitive landscape has changed, and suppliers are being forced to consolidate and expand their service offerings.

We compete in the market for precision metal machining and assembly of semiconductor capital equipment and in the market for advanced materials. Our competitors in precision metal machining are typically small, privately-held companies. In addition, we compete with the in-house manufacturing and assembly capabilities of our current and potential customers who continually evaluate the relative benefits of internal manufacturing compared to outsourcing. Our competitors in the advanced materials industry are typically divisions of large, multinational companies such as Kyocera Corporation (Japan), Morgan Crucible Co. (United Kingdom), NGK Insulators, Ltd. (Japan), CeramTec AG (Germany) and Saint Gobain (France).

In addition to quality and price, the principal competitive factors in the worldwide markets we serve are:

•	breadth of product and service offerings and capabilities;

•	technological and materials expertise;

•	customer service;

•	flexible manufacturing capabilities and capacity;

•	financial resources; and

•	delivery capabilities and geographic scope.

We provide a comprehensive solution that includes advanced materials expertise, precision metal machining and assembly. We believe that we are a significant competitor in many of our markets, hold a prominent position in many product lines and compete favorably with respect to each of the factors listed above. We have maintained long-standing relationships with major corporations by providing consistent, high product quality and customer service.

Intellectual Property

As of April 30, 2002, we held 53 patents and had 27 pending patent applications in the U.S. and in foreign countries. Generally, our policy is to obtain patent protection that is considered necessary or advisable for the patentable inventions and technological improvements of our business. We also rely significantly on trade secrets, technical expertise and know-how, continuing technological innovations and other means, such as confidentiality agreements with employees, consultants and customers, to protect and enhance our competitive position.

We consider the name “Coors” and the goodwill associated with it to be important to our customer recognition. We have received certain licensing rights to use the Coors name.

We believe that we own or have the right to use the proprietary technology and other intellectual property necessary for our operations. Except as noted above, we do not believe that our success is materially dependent on the existence or duration of any individual patent, trademark or license or related group of patents, trademarks or licenses.

Properties

We believe that our facilities are well maintained, suitable and adequate for their respective operations. Our headquarters and corporate offices are located in Golden, Colorado. The table below lists our manufacturing plants and other properties (including distribution facilities) as of April 30, 2002:

Location	Business Segments	Leased/Owned
Austin, Texas	Semiconductor Components	Leased

Benton, Arkansas (3 facilities)	Advanced Materials, Semiconductor Components	All owned

El Segundo, California (2 facilities)	Advanced Materials	Both leased

Fremont, California	Semiconductor Components	Leased

Glenrothes, Scotland	Advanced Materials	Owned

Golden, Colorado (5 facilities)	Advanced Materials, Semiconductor Components	Four owned, one leased

Grand Junction, Colorado	Advanced Materials	Owned

Hillsboro, Oregon	Advanced Materials, Semiconductor Components	Owned

Kyungbook, South Korea (2 facilities)	Semiconductor Components	One owned, one leased

Livermore, California (6 facilities)	Semiconductor Components, Semiconductor Assembly	All leased

Newark, California	Semiconductor Components	Owned

Norman, Oklahoma	Advanced Materials, Semiconductor Components	Owned

Oak Ridge, Tennessee (3 facilities)	Semiconductor Components, Advanced Materials	Two owned, one leased

Odessa, Texas	Advanced Materials	Owned

Oklahoma City, Oklahoma	Advanced Materials	Owned

Red Deer, Alberta, Canada	Advanced Materials	Leased

Corapolis, Pennsylvania	Advanced Materials	Leased

We also own property in Chattanooga, Tennessee which is not currently used for our operations but is being leased to a third party. We believe we have sufficient capacity to meet current needs. Depending on demand, we may increase capacity, either by expanding current facilities or acquiring additional facility space. We believe that we have adequate financial resources to address our foreseeable production capacity issues.

Employees

As of April 30, 2002, we had 2,471 employees. None of our employees is subject to a collective bargaining agreement. We have never experienced a work stoppage and consider our employee relations to be good.

Backlog

As of March 31, 2002, we had backlog orders of $64.2 million, compared with $156.7 million as of March 31, 2001. Approximately $28.9 million of the backlog at March 31, 2002 had been shipped as of April 30, 2002. Our customers may place annual orders with shipments scheduled over a twelve-month period. Backlog orders may be higher for certain industrial products than others due to longer time periods between order and delivery dates under purchase orders. Sales are not seasonal but can be sensitive to overall economic conditions that affect markets that use our components and assemblies. Because the orders that constitute our backlog may be canceled or delayed at any time without penalty, backlog is not necessarily indicative of past or future operating results.

Environmental Matters

Our operations are subject to federal, state and local environmental, health and safety laws and regulations and, in a few instances, foreign laws, that regulate health and safety matters and the discharge of materials into air, land and water, and govern the handling and disposal of solid and hazardous wastes. We believe we are in substantial compliance with applicable environmental and health and safety laws and regulations and do not believe that the cost of compliance with these laws and regulations will have a material adverse effect on our financial condition or results of operations.

The site of one of our former subsidiaries was the subject of a Colorado state compliance order for clean up of soil and ground water contamination that occurred prior to the time we purchased and subsequently sold the subsidiary. Although we do not believe we are responsible for the contamination or the clean up, we agreed to join a consortium of former owners of the site to jointly share in the cost of the clean up. We will be responsible for 10% of any remediation costs in excess of $500,000 and 15% of any remediation costs in excess of $3.0 million. We do not have a firm estimate of the total potential clean up costs. Based on site specific information, we believe that the total remediation cost will be in excess of $1.0 million and may ultimately be as much as $3.0 million. A reliable estimate of costs cannot be developed until the consortium of former owners and the State of Colorado reach final agreement on clean up standards and long term monitoring and reporting requirements. Notwithstanding this uncertainty, we do not believe this matter will have a material adverse effect on our financial condition or results of operations.

A Unilateral Administrative Order issued by the Environmental Protection Agency, or the EPA, relating to the Rocky Flats Industrial Park Site has been negotiated and signed by all parties participating in the Rocky Flats Industrial Park group, including CoorsTek. Under the EPA order, the Rocky Flats group performed an Engineering Evaluation/Cost Analysis on the property, including investigation and sampling. The EPA selected a remedy consisting of removal of volatile organic compounds in the soil and groundwater, groundwater monitoring and institutional controls. We do not believe our share of the remediation cost will have a material adverse effect on our financial condition or results of operations.

As reported in prior filings, some of our facilities may be or have been named as potentially responsible parties under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. We cannot predict with certainty the total costs of remediation, our share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation, or the availability of insurance. However, based on our investigations, we do not believe that any liability with respect to these sites will have a material adverse effect on our financial condition or results of operations. For example, prior to our acquisition of our Chattanooga, Tennessee property, contamination was discovered on the property. One of the property’s prior owners is remediating the property pursuant to a government order. Nevertheless, there can be no assurance that we will not become subject to some costs regarding this matter, but we do not anticipate the costs, if any, will be material to our financial condition or results of operations.

In addition, we have received demands or requests for information relating to alleged contamination of various properties we currently own or formerly owned, or to which we allegedly shipped waste. We do not believe that any liability with respect to these sites will have a material adverse effect on our financial condition or results of operations.

Legal Proceedings

In the ordinary course of business, we are subject to various pending claims, lawsuits and contingent liabilities. In each of these cases, we are vigorously defending ourselves. We do not believe that the outcome of these matters will have a material adverse effect on our financial condition or results of operations. However, the outcome of any litigation is inherently uncertain and even if such litigation is resolved in our favor it may result in diversion of management attention and significant legal costs.

Specific information regarding environmental legal proceedings is discussed above under the caption “Environmental Matters.”

MANAGEMENT

Directors, Executive Officers and Other Officers

Our directors, executive officers and other officers and their ages as of April 30, 2002 are as follows:

Name	Age	Position
Directors and Executive Officers
John K. Coors (1)	45	Class III Director, Chief Executive Officer, President and Chairman
Derek C. Johnson	41	Chief Operating Officer and Executive Vice President
Joseph G. Warren, Jr.	56	Chief Financial Officer, Treasurer and Secretary
John E. Glancy (2)	56	Class II Director
W.J. Kitchen (2) (3)	60	Class I Director
John Markle, III (3) (4)	46	Class II Director
Donald E. Miller (1) (2)	71	Class III Director
Kimberly S. Patmore (4)	45	Class III Director
Robert L. Smialek (3) (4)	58	Class I Director

Other Officers
Richard A. Bilancia	54	Vice President of Information Technology
Jeffrey C. Brines	44	Vice President of Manufacturing Accounting
J. Mark Chenoweth	38	Vice President of Operations—Components
Janet D. Comerford	44	Vice President of Human Resources and Environmental Health and Safety
Mark A. Petty	43	Vice President of Sales and Marketing for Semiconductor
James P. Sufka	39	Vice President of Sales and Marketing for Advanced Materials

(1)	Member of the Executive Committee
(2)	Member of the Compensation Committee
(3)	Member of the Corporate Governance Committee
(4)	Member of the Audit Committee

Directors and Executive Officers

All of the officers identified above serve at the discretion of our board of directors. John K. Coors is the nephew of William K. Coors, who serves as Director Emeritus on the board of directors. As Director Emeritus, William K. Coors provides advice and consulting services to the board of directors. However, he is not a voting member of the board of directors, is not required to be elected by the stockholders, and is not counted for quorum purposes at director meetings. The following are brief biographies of the directors, executive officers and other officers identified above.

John K. Coors has been our Chief Executive Officer and Chairman of the Board since November 2000, President since October 1998 and director since January 2000. He also serves as chairman of our executive committee. Mr. Coors was the Chief Executive Officer of Golden Genesis Company, a former publicly traded, majority owned subsidiary of Graphic Packaging International Corporation (NYSE:GPK), and a distributor and integrator of remote solar power applications, from January 1997 to October 1998; and President of Golden Photon, Inc., a manufacturer and developer of photovoltaic solar modules, from July 1992 to January 1997. Mr. Coors also served as Chairman of Golden Genesis Company from October 1998 to August 1999 and as a director of Graphic Packaging from August 1996 to December 1999. Mr. Coors received a B.S. in Chemical Engineering from the Colorado School of Mines, an M.S. in Biochemistry from the University of Texas at Austin and a Doctorate in Engineering from the Technical University of Munich.

Derek C. Johnson has been our Chief Operating Officer and Executive Vice President since May 2002. Mr. Johnson was our Executive Vice President of Sales, Marketing and Operations from August 1999 to May 2002 and our Vice President of Sales and Marketing from October 1998 to August 1999. Prior to that, he was Vice President of Golden Operations from 1997 to 1998 and Manager of Manufacturing for Golden Operations from 1992 to 1997. Mr. Johnson received a Higher National Diploma in Electrical Engineering from the KirkCaldy Technical College of Scotland and an M.B.A. from the University of Denver.

Joseph G. Warren, Jr. has been our Chief Financial Officer since August 1999, our Treasurer since September 1999 and our Secretary since October 2000. Mr. Warren was Vice President of Finance, Chief Financial Officer, Secretary and Treasurer of White Electronics & Designs, Inc., a semiconductor manufacturer, from 1995 to July 1999. From 1994 to 1995 he served as Vice President and Chief Financial Officer of Axxess Technologies, Inc., a manufacturer of key duplicating machines, and from 1993 to 1994 he served as Secretary, Treasurer and Vice President of Golden Technologies Company, Inc., a wholly owned subsidiary of Graphic Packaging. From 1992 to 1993, Mr. Warren was President of Coors Ceramicon Designs, Ltd., our subsidiary, and was our Vice President from 1985 to 1992. Mr. Warren received a B.S. in Accounting from Arizona State University.

John E. Glancy has served as a director since January 2000 and is a member of our compensation committee. Mr. Glancy serves as a director and executive vice president for Science Applications International Corp., or SAIC, an employee-owned high technology services company. Mr. Glancy has been with SAIC in various executive positions since 1978. Mr. Glancy is Chairman of ANXeBusiness Corporation, a wholly owned subsidiary of SAIC, and also serves on the board of directors of Networkcar, Inc., Arsin Corporation and NexPrise, Inc., formerly named Ventro Corporation (Nasdaq: NXPS).

W. J. Kitchen has served as a director since November 2000 and is a member of our compensation and corporate governance committees. Since November 2001, Dr. Kitchen has served as a management consultant specializing in technology. From April 2000 to November 2001, Dr. Kitchen was Chairman and Chief Executive Officer of Ameranth Wireless, Inc., a software product provider. He was the Senior Vice President of Operations and Product Development of Nanogen, Inc. from 1997 to 2000 and the Corporate Vice President and Director of Technology & Quality for Motorola, Inc. Automotive, Energy & Components Sector from 1992 to 1997. He joined Motorola in 1982 as a senior executive in the Semiconductor Products Sector.

John Markle, III has served as a director since January 2000 and is the Chairman of our corporate governance committee and also serves on our audit committee. He has been engaged in private investment activities since January 2000. Mr. Markle was the Senior Vice President of Strategy and Chief Information Officer of Rental Services Corporation from 1997 to January 2000. From 1987 to 1997, he was the President of Center Rental and Sales.

Donald E. Miller has served as a director since January 2000 and is the Chairman of our compensation committee and a member of our executive committee. Mr. Miller served as Vice Chairman of The Gates Corporation, an automotive and industrial supplier, from 1994 to August 1996, and in various executive positions from 1961 until his retirement in 1996. Mr. Miller currently serves on the board of directors of Sentry Insurance Company.

Kimberly S. Patmore has served as a director since January 2000 and is the Chairman of our audit committee. Ms. Patmore has been the Chief Financial Officer of First Data Corporation (NYSE: FDC) since February 2000. From 1992 to February 2000, Ms. Patmore served as Chief Financial Officer for various divisions of First Data Corporation.

Robert L. Smialek has served as a director since January 2000 and is a member of our audit and corporate governance committees. Mr. Smialek has been the Chief Executive Officer and President of Applied Innovation Inc. (Nasdaq: AINN) since July 2000, a telecommunications equipment and software provider. Mr. Smialek was the Chairman, President and Chief Executive Officer of Insilco Corporation from March 1993 to July 1999, at which time he retired. He currently serves on the board of directors of Applied Innovation and General Cable Corporation (NYSE: BGC).

Other Officers

Richard A. Bilancia has been our Vice President of Information Technology since June 2000. From August 1985 to June 2000, Mr. Bilancia was an independent consultant, specializing in business system technology and activity-based cost management, and from September 1982 to August 1985, Mr. Bilancia served as a Staff Vice President at Manville Corporation. Mr. Bilancia holds a B.S. in Economics from Wharton and a Masters of Accountancy from the University of Denver.

Jeffrey C. Brines has been our Vice President of Manufacturing Accounting since February 2002. Mr. Brines was our Vice President of Accounting from February 2000 to February 2002. He engaged in private investment activities from August 1999 to February 2000. Mr. Brines served as Vice President and Chief Financial Officer of Golden Genesis Company from January 1997 to August 1999 and as Plant Manager of Golden Photon, Inc., a wholly owned subsidiary of Graphic Packaging, from August 1994 to January 1997. Mr. Brines received a B.B.A. and an M.B.A. from Regis University.

J. Mark Chenoweth has been our Vice President of Operations-Components since February 2002. Mr. Chenoweth joined CoorsTek at our Oklahoma facility in April 1986. He was our Vice President of Operations for Advanced Materials from August 2000 to February 2002, our Managing Director for Southeast Operations from March 1998 to August 2000 and served as General Manager for our Oklahoma and Texas facilities from October 1995 to March 1998. Mr. Chenoweth received a B.S. in Chemical Engineering from the University of Oklahoma.

Janet D. Comerford has been our Vice President of Human Resources and Environmental Health and Safety since August 1998. Ms. Comerford was our Regional Human Resources Manager from April 1997 to August 1998, served as Manager of Administration from April 1994 to April 1997 and as a Production Manager from April 1991 to April 1994. Ms. Comerford received a B.B.A. from the University of Arizona.

Mark A. Petty has been our Vice President of Sales and Marketing for Semiconductor since November 2000. He joined CoorsTek in January 1983 and has held various positions in sales and marketing since that time. Mr. Petty was our Director of Operations at our Oregon facility from July 1996 to October 2000 and European Sales Manager from February 1993 to June 1996. Mr. Petty has a B.S. in Business Management and Marketing from Mesa State College.

James P. Sufka has been our Vice President of Sales and Marketing for Advanced Materials since August 2000. Mr. Sufka joined CoorsTek in December 1993 as our New Business Development Manager and has held sales and operational positions across various product lines and business units. From November 1998 to August 2000, Mr. Sufka was our Director of Sales and Marketing for Electronic Products and from August 1998 to October 1998 he was the General Manager of one of our Colorado facilities. Mr. Sufka received a B.S. in Ceramic Engineering from Iowa State University and an M.B.A. from the University of Chicago.

PRINCIPAL STOCKHOLDERS

The following table lists beneficial ownership of our common stock as of April 30, 2002 by owners of more than 5% of our common stock that are known to us, our directors, our named executive officers and our directors and executive officers as a group.

			Percentage of Common Stock Beneficially Owned
Name	Amount and Nature of Beneficial Ownership (1)		Before the Offering	After the Offering
David J. Greene and Co. LLC (2)	970,958	(2)	9.1%	8.3%
Joseph Coors, Jr. (3)	919,184	(4)	8.3%	7.6%
Adolph Coors, Jr. Trust (5)	700,000	(4)	6.5%	6.0%
Grover C. Coors Trust (6)	681,753	(4)	6.4%	5.8%
Delaware Investment Advisers (7)	558,137	(7)	5.2%	4.8%
John K. Coors (8)	605,504	(9)	5.6%	5.1%
John E. Glancy (10)	12,663		*	*
W. J. Kitchen (10)	9,362		*	*
John Markle, III (10)	9,363		*	*
Donald E. Miller (10)	9,269		*	*
Kimberly S. Patmore (10)	9,663		*	*
Robert L. Smialek (10)	12,663		*	*
Derek C. Johnson (11)	65,015		*	*
Joseph G. Warren, Jr. (12)	39,209		*	*
Directors and Executive Officers as a Group (9 persons)	773,015		7.1%	6.5%

*	Holds less than 1% of the outstanding shares of CoorsTek’s common stock.

(1)
The information in this table is based upon information furnished to us by each director, executive officer and principal stockholder or contained in filings, including those on Schedule 13G, made with the SEC. Beneficial ownership is determined under the rules of the SEC and, except as otherwise indicated, the beneficial owner has sole voting and investment power.

(2)
Sole voting power and sole investment power as to 18,875 shares; shared voting power as to 640,917 shares; shared investment power as to 952,083 shares. Address: 599 Lexington Avenue, New York, NY 10022.

(3)
Includes 400,994 shares of common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days of April 30, 2002, and 431,663 shares of common stock held by Joseph Coors, Jr. as trustee of the May Kistler Coors Trust as to which he disclaims beneficial ownership. As to the 431,663 shares, Joseph Coors, Jr. shares voting and investment power with co-trustees Jeffrey H. Coors, John K. Coors, William K. Coors and Peter H. Coors. Does not include units representing 609 shares of common stock to be issued under a salary continuation agreement. In accordance with such agreement, the restrictions on such units lapse, and shares of common stock will be issued, ratably, on November 1 of each of 2002, 2003 and 2004. Address: 16000 Table Mountain Parkway, Golden, CO 80403.

(4)	Shared voting and investment power.

(5)	William K. Coors, Jeffrey H. Coors, J. Bradford Coors, Melissa E. Coors, and Peter H. Coors serve as co-trustees. Address: Adolph Coors Company, Golden, CO 80403.

(6)	William K. Coors, Jeffrey H. Coors, John K. Coors, Joseph Coors, Peter H. Coors and Joseph Coors, Jr. serve as co-trustees. Address: Adolph Coors Company, Golden, CO 80403.

(7)
Sole voting power as to 554,309 shares; sole investment power as to 555,837 shares; shared investment power as to 2,300 shares. Address: One Commerce Square, 2005 Market Street, Philadelphia, PA 19103-7042.

(8)
Includes 169,552 shares of common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days of April 30, 2002, and 431,663 shares of common stock held by John K. Coors as trustee of the May Kistler Coors Trust as to which he disclaims beneficial ownership. As to the 431,663 shares, John K. Coors shares voting and investment power with co-trustees Jeffrey H. Coors, Joseph Coors, Jr., William K. Coors and Peter H. Coors. Does not include units representing 10,213 shares of common stock to be issued after John K. Coors’ retirement in accordance with the terms of a salary continuation agreement. Address: 16000 Table Mountain Parkway, Golden, CO 80403.

(9)	As to 813 shares, John K. Coors shares voting and investment power with his wife.

(10)	Includes 8,000 shares of common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days of April 30, 2002.

(11)	Includes 61,020 shares of common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days of April 30, 2002.

(12)	Includes 39,209 shares of common stock issuable pursuant to options that are currently exercisable or will be exercisable within 60 days of April 30, 2002.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, Bear, Stearns & Co. Inc., Robertson Stephens, Inc., CIBC World Markets Corp., and Friedman, Billings, Ramsey & Co., Inc. are the representatives of the underwriters. Subject to the terms and conditions of an underwriting agreement dated May 24, 2002, we have agreed to sell to each of the underwriters, and each of the underwriters has agreed to purchase from us, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	428,400
Bear, Stearns & Co. Inc.	190,400
Robertson Stephens, Inc.	190,400
CIBC World Markets Corp.	95,200
Friedman, Billings, Ramsey & Co., Inc.	47,600
Arnhold and S. Bleichroeder, Inc.	8,000
Chatsworth Securities LLC	8,000
INVESTEC PMG CAPITAL CORP.	8,000
JOLSON MERCHANT PARTNERS	8,000
RBC Dominion Securities Inc.	8,000
C.E. Unterberg, Towbin	8,000

Total	1,000,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us. The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $0.95 per share. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and

•	the right on the part of the underwriters to reject orders in whole or in part.

We have granted the underwriters an option to buy up to 150,000 additional shares of common stock to cover any over-allotments. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid By Us
	No Exercise	Full Exercise
Per Share	$1.7325	$1.7325
Total	$1,732,500	$1,992,375

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $500,082.

We and our directors, executive officers and some other stockholders, holding in the aggregate 2,468,144 shares of our common stock, have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock or options may not, without the prior written consent of Banc of America Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish and open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of our common stock or options currently or hereafter owned either of record or beneficially by them, or publicly announce the intention to do any of the foregoing. These restrictions will be in effect for a period commencing on the date of this prospectus and continuing through the close of trading on the date 90 days after the date of this prospectus. These restrictions do not apply to any bona fide gift, transfer by will or intestacy or transfer to an affiliate if the recipient agrees in writing to be bound by the same terms as the transferor. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or any portion of the securities subject to these lock-up agreements.

The underwriting agreement provides that we will indemnify the underwriters and their controlling persons against some liabilities, including liabilities under the Securities Act of 1933. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering.

Short sales can be either “covered” or “naked. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing of this offering that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities by the underwriters may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Some of the underwriters or their respective affiliates have provided, and may in the future provide, investment banking, commercial banking and financial advisory services in the ordinary course of business. These underwriters and their affiliates have received, and may receive, customary fees for their services.

Our common stock is traded on the Nasdaq National Market under the symbol “CRTK.”

LEGAL MATTERS

Hogan & Hartson L.L.P., Denver, Colorado, will pass upon the validity of the issuance of the shares being offered. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas, will act as counsel for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CoorsTek, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, comprehensive income, cash flows and stockholders’ equity present fairly, in all material respects, the financial position of CoorsTek, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICEWATERHOUSECOOPERS LLP

Denver, Colorado
February 7, 2002

COORSTEK, INC.

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share data)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
				(unaudited)
Net sales	$400,436	$539,665	$365,061	$74,532	$145,714
Cost of goods sold	355,534	415,256	274,398	67,273	112,284

Gross profit	44,902	124,409	90,663	7,259	33,430
Research and development	—	—	—	2,348	2,967
Selling, general and administrative	64,578	66,408	53,202	10,429	15,959
Loss on disposal of facilities	3,187	—	—	—	—
Retirement plan curtailment expense, net	5,679	—	—	—	—

Operating income (loss)	(28,542)	58,001	37,461	(5,518)	14,504
Interest expense, net	9,819	15,136	4,981	2,045	2,256

Income (loss) before income taxes	(38,361)	42,865	32,480	(7,563)	12,248
Income tax expense (benefit)	(14,001)	15,653	12,425	(2,760)	4,470

Income (loss) before extraordinary item	(24,360)	27,212	20,055	(4,803)	7,778
Loss on debt extinguishment, net of $828 and $520 tax benefit in 2001 and 2000, respectively	(1,441)	(886)	—	—	—

Net income (loss)	$(25,801)	$26,326	$20,055	$(4,803)	$7,778

Net income (loss) per basic share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.15	$2.81	$(0.45)	$0.74
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—

Net income (loss) per basic share of common stock	$(2.43)	$3.05	$2.81	$(0.45)	$0.74

Net income (loss) per diluted share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.08	$2.81	$(0.45)	$0.73
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—

Net income (loss) per diluted share of common stock	$(2.43)	$2.98	$2.81	$(0.45)	$0.73

Weighted average shares outstanding—basic	10,616	8,637	7,142	10,674	10,561

Weighted average shares outstanding—diluted	10,616	8,842	7,142	10,674	10,703

The accompanying notes are an integral part of these Consolidated Financial Statements.

COORSTEK, INC.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
				(unaudited)
Net income (loss)	$(25,801)	$26,326	$20,055	$(4,803)	$7,778
Other comprehensive income (loss):
Minimum pension liability adjustment net of $13,043 tax benefit	(20,315)	—	—	—	—
Unamortized interest rate swaps	(842)	—	—	265	(645)
Foreign currency translation adjustments	(146)	(991)	77	(226)	269

Comprehensive income (loss)	$(47,104)	$25,335	$20,132	$(4,764)	$7,402

The accompanying notes are an integral part of these Consolidated Financial Statements.

COORSTEK, INC.

CONSOLIDATED BALANCE SHEET

(In thousands, except share data)

	December 31,		March 31, 2002
	2001	2000
ASSETS			(unaudited)
Current assets:
Cash and cash equivalents	$11,684	$—	$12,380
Accounts receivable, less allowance for doubtful accounts accounts of $1,731 in 2001, $2,341 in 2000 and $1,639 (unaudited) in 2002	35,829	75,915	38,265
Inventories	71,287	101,973	63,645
Deferred tax assets	12,698	9,019	11,347
Other assets	8,589	8,159	8,474

Total current assets	140,087	195,066	134,111
Properties, net	150,514	151,250	148,054
Goodwill, less accumulated amortization of $8,864 in 2001, $6,056 in 2000 and $8,864 (unaudited) in 2002	39,385	40,975	39,385
Deferred tax assets	24,269	—	28,819
Other noncurrent assets	3,997	5,604	3,734

Total assets	$358,252	$392,895	$354,103

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current maturities of debt	$2,675	$900	$2,942
Accounts payable	8,075	29,634	12,492
Other current liabilities	24,971	35,906	23,693

Total current liabilities	35,721	66,440	39,127
Note payable—related party	100,000	—	100,000
Long-term debt	3,656	97,230	2,761
Accrued postretirement benefits	15,381	15,899	15,458
Accrued pension benefits	37,244	—	34,829
Other long-term liabilities	1,919	4,366	2,138

Total liabilities	193,921	183,935	194,313

Commitments and contingencies (Note 14)
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 shares authorized, no shares issued or outstanding	—	—	—
Common stock, $0.01 par value 100,000,000 shares authorized, 10,666,747, 10,539,080 and 10,682,514 shares issued and outstanding in 2001, 2000 and 2002 (unaudited), respectively	107	105	107
Paid-in capital	184,479	182,006	184,702
Paid-in capital—warrants	1,600	1,600	1,600
Retained earnings (accumulated deficit)	525	26,326	(4,278)
Accumulated other comprehensive loss	(22,380)	(1,077)	(22,341)

Total stockholders’ equity	164,331	208,960	159,790

Total liabilities and stockholders’ equity	$358,252	$392,895	$354,103

The accompanying notes are an integral part of these Consolidated Financial Statements.

COORSTEK, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
				(unaudited)
Cash flows from operating activities:
Net income (loss)	$(25,801)	$26,326	$20,055	$(4,803)	$7,778
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	24,996	24,185	22,711	5,373	6,143
Loss on disposal of facilities	3,187	—	—	—	—
Loss on debt extinguishment	2,269	1,406	—	—	—
Retirement plan curtailment expense	5,679	—	—	—	—
Change in current assets and current liabilities and other:
Accounts receivable	40,052	(25,138)	(5,027)	(2,436)	11,179
Inventories	28,225	(28,630)	(7,321)	7,642	(5,714)
Accounts payable	(21,649)	13,600	6,485	4,417	(11,527)
Other	(32,224)	494	1,497	(5,949)	(9,248)

Net cash provided by (used in) operating activities	24,734	12,243	38,400	4,244	(1,389)

Cash flows from investing activities:
Additions to properties	(24,697)	(30,625)	(14,561)	(3,143)	(14,253)
Acquisitions, net of cash acquired	(1,629)	(4,530)	(58,053)	—	(1,416)
Proceeds from sale of facilities	2,600	—	—	—	—
Other	—	545	(1,629)	—	(50)

Net cash used in investing activities	(23,726)	(34,610)	(74,243)	(3,143)	(15,719)

Cash flows from financing activities:
Proceeds from issuance of debt	161,677	299,692	—	—	38,167
Payments on debt	(153,476)	(401,562)	—	(628)	(20,986)
Proceeds from issuance of stock	2,475	124,237	—	223	665
Net capital contributions from former Parent	—	—	18,640	—	—

Net cash provided by (used in) financing activities	10,676	22,367	18,640	(405)	17,846

Cash and cash equivalents:
Net increase (decrease) in cash and cash equivalents	11,684	—	(17,203)	696	738
Balance at beginning of period	—	—	17,203	11,684	—

Balance at end of period	$11,684	$—	$—	$12,380	$738

Supplemental cash flow information:
Total interest incurred	$10,541	$15,171	$5,066
Total interest paid	9,079	14,519	4,975
Income taxes paid	4,954	11,440	12,576

The accompanying notes are an integral part of these Consolidated Financial Statements.

COORSTEK, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock (*)		Paid-in Capital	Paid-in Capital Warrants	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount
Balance at December 31, 1998	200	$10,000	$75,060	$—	$80,928	$(163)	$165,825
Net income	—	—	—	—	20,055	—	20,055
Net capital contribution from Parent	—	—	3,445	—	—	—	3,445
Issuance of warrants	—	—	—	1,600	—	—	1,600
Cumulative translation adjustment	—	—	—	—	—	77	77
Spin-off recapitalization	6,942	(9,928)	(20,703)	—	(100,983)	—	(131,614)

Balance at December 31, 1999	7,142	72	57,802	1,600	—	(86)	59,388
Net income	—	—	—	—	26,326	—	26,326
Issuance of stock	3,397	33	124,204	—	—	—	124,237
Cumulative translation adjustment	—	—	—	—	—	(991)	(991)

Balance at December 31, 2000	10,539	105	182,006	1,600	26,326	(1,077)	208,960
Net loss	—	—	—	—	(25,801)	—	(25,801)
Issuance of stock	128	2	2,473	—	—	—	2,475
Minimum pension liability adjustment, net of tax of $13,043	—	—	—	—	—	(20,315)	(20,315)
Unamortized interest rate swaps	—	—	—	—	—	(842)	(842)
Cumulative translation adjustment	—	—	—	—	—	(146)	(146)

Balance at December 31, 2001	10,667	107	184,479	1,600	525	(22,380)	164,331
Net loss (unaudited)	—	—	—	—	(4,803)	—	(4,803)
Issuance of stock (unaudited)	16	—	223	—	—	—	223
Unamortized interest rate swaps (unaudited)	—	—	—	—	—	265	265
Cumulative translation adjustment (unaudited)	—	—	—	—	—	(226)	(226)

Balance at March 31, 2002 (unaudited)	10,683	$107	$184,702	$1,600	$(4,278)	$(22,341)	$159,790

*	$50 par value prior to December 31, 1999, $0.01 par value subsequent to December 31, 1999

The accompanying notes are an integral part of these Consolidated Financial Statements.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. General Information

Established in 1910, CoorsTek develops, manufactures and sells engineered solutions for a variety of industrial and commercial applications that incorporate advanced materials such as technical ceramics, engineering plastics, precision-machined metals and high-purity fused quartz into components, assemblies and systems.

The accompanying financial statements and notes are based on the separate historical financial statements of CoorsTek, Inc., which was formerly named Coors Porcelain Company and operated its business as Coors Ceramics Company (the “Company” or “CoorsTek”). Prior to 2000, CoorsTek was a wholly owned subsidiary of Graphic Packaging International Corporation, which was formerly named ACX Technologies, Inc. (“Graphic Packaging” or “Parent”). At the close of business on December 31, 1999, Graphic Packaging distributed a dividend to its stockholders of all outstanding shares of CoorsTek common stock based on a ratio of one share of CoorsTek common stock for every four shares of Graphic Packaging common stock held.

In 2000, CoorsTek sold 3.25 million shares of common stock in a public offering. The Company used the total net proceeds of $122.7 million from this offering to repay debt under its then existing credit facility (see Note 13). As a result of the debt repayment, an extraordinary loss of $886,000, net of taxes of $520,000, was recorded during 2000. The extraordinary loss represented a partial write-off of unamortized loan origination costs.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The consolidated financial statements include the assets, liabilities, results of operations, cash flows and changes in stockholders’ equity of CoorsTek and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated. CoorsTek was a wholly owned subsidiary of Graphic Packaging in 1999. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles, using management’s best estimates and judgments when appropriate.

For 1999, the consolidated financial statements include allocations of certain charges from Graphic Packaging for general management, legal, treasury, tax, internal audit, financial reporting, investor relations, environmental affairs and other miscellaneous services. Management believes the charges are a reasonable estimate of the costs that would have been incurred by CoorsTek on a stand-alone basis.

Unaudited Interim Financial Data: In the opinion of management, the accompanying unaudited financial statements contain all adjustments necessary to present fairly the financial position of CoorsTek as of March 31, 2002, and the results of operations and cash flows for the periods presented. All such adjustments are of a normal recurring nature. The results of operations for the three months ended March 31, 2002 are not necessarily indicative of the results that may be achieved for the full fiscal year.

Reclassifications: Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as revenues and expenses reported for the periods presented. Actual results can differ from these estimates.

Cash and Cash Equivalents: CoorsTek defines cash equivalents as highly liquid investments with original maturities of 90 days or less.

Fair Value of Financial Instruments: CoorsTek’s financial instruments, which include cash equivalents, gross accounts receivable, installment payment agreements, accounts payable, accrued liabilities, interest rate swaps and debt are carried at their approximate fair value.

Allowance for Doubtful Accounts: CoorsTek identifies trade accounts receivable that have not been collected within 120 days of billing, or that have otherwise been determined to be uncollectable, and reserves for these doubtful accounts.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Inventories: Inventories, which include material, labor and factory overhead, are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first-in, first-out (FIFO) method. The Company reserves for inventories that have no activity within one year, or are otherwise determined to be excess or obsolete. The classification of inventories, in thousands, was as follows:

	December 31,		March 31, 2002
	2001	2000
			(unaudited)
Finished	$45,821	$51,006	$38,838
In process	21,225	37,174	20,816
Raw materials	22,388	23,929	20,608

Gross inventories	89,434	112,109	80,262
Less inventory reserves	(18,147)	(10,136)	(16,617)

Net inventories	$71,287	$101,973	$63,645

Properties: Land, buildings and equipment are stated at cost. Depreciation and amortization are recorded principally on a straight-line method over the estimated useful lives of the asset as follows:

Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 30 years
Leasehold improvements	The shortest of the useful life, lease term or 20 years

The cost of properties and related accumulated depreciation, in thousands, consisted of the following:

	December 31,
	2001	2000
Land and improvements	$7,832	$7,775
Buildings	83,251	78,061
Machinery and equipment	247,463	243,126
Construction in progress	15,376	23,709

	353,922	352,671
Less: accumulated depreciation	(203,408)	(201,421)

Net properties	$150,514	$151,250

Accelerated depreciation methods are generally used for income tax purposes. Expenditures for new facilities and improvements that substantially extend the capacity or useful life of an asset are capitalized. Ordinary repairs and maintenance are expensed as incurred. Depreciation expense was $22.2 million in 2001, $21.7 million in 2000 and $20.7 million in 1999. CoorsTek capitalizes interest expense during the new construction of qualifying assets. Interest expense capitalized in 2001 was $0.4 million. No interest was capitalized in 2000 or 1999.

Impairment of Long-Lived Assets: The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

Workers’ Compensation: CoorsTek estimates accrued workers’ compensation based on the history of claims incurred but not yet reported.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Revenue Recognition: The Company generally recognizes revenue from product sales upon shipment provided that (a) evidence of an arrangement exists, (b) delivery has occurred, (c) the price to the customer is fixed or determinable and (d) collectibility is assured. The Company accrues for sales returns at the time of shipment based on its experience.

Concentrations of Credit Risk: Sales to individual customers and industries potentially subject the Company to concentrations of credit risk. CoorsTek’s largest customer, Applied Materials, accounted for 32.9%, 41.9% and 22.5% of the Company’s net sales for the years ended December 31, 2001, 2000 and 1999, respectively. The semiconductor industry accounted for 43.0%, 49.3% and 30.4% of the Company’s net sales for the years ended December 31, 2001, 2000 and 1999, respectively. No other customer or industry accounted for more than 10% of CoorsTek’s net sales in 2001, 2000 or 1999. Accounts receivable to individual customers potentially subject the Company to concentrations of credit risk. Applied Materials accounted for 11.4% and 35.0% of CoorsTek’s accounts receivable at December 31, 2001 and 2000, respectively. No other customer accounted for more than 10% of the Company’s accounts receivable at December 31, 2001 or 2000.

Parent Allocations: Selling, general and administrative expense for 1999 includes an allocation of $5.0 million for certain Graphic Packaging corporate expenses for general management, legal, treasury, tax, internal audit, financial reporting and environmental services. In determining the allocation of Graphic Packaging corporate costs, CoorsTek performed a review of 1) the services performed by Graphic Packaging, 2) headcount, facilities and sales comparisons and 3) management oversight provided to CoorsTek, as well as other factors.

Net interest expense for the year ended December 31, 1999 includes $5.0 million in connection with debt owed to Graphic Packaging.

Environmental Expenditures: Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Cumulative foreign exchange translation accounting: CoorsTek translates certain subsidiary foreign currency financial statements into United States dollars. This process results in exchange gains or losses that the Company includes as part of its net equity under the caption “cumulative translation adjustment.” During 2001, 2000 and 1999, CoorsTek recorded net cumulative translation gains (losses) of $(0.1) million, $(1.0) million and $0.1 million, respectively.

Derivative Instruments and Hedging Activities: CoorsTek adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended on January 1, 2001. In accordance with the transition provisions of SFAS No. 133, CoorsTek recorded the $(0.2) million fair value of swaps, net of tax, in other comprehensive loss as of January 1, 2001.

CoorsTek generally does not enter into financial instruments for trading or speculative purposes. CoorsTek maintains an interest rate risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by interest rate volatility. CoorsTek used interest rate swaps to convert a portion of its former variable rate debt to fixed rates and accounted for them on the accrual basis and swap payments made or received were recognized as an adjustment to interest expense. By using derivative financial instruments to hedge exposures to changes in interest rates, CoorsTek exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes CoorsTek, which creates repayment risk for CoorsTek. When the fair value of a derivative is negative, CoorsTek owes the counterparty and, therefore, CoorsTek does not possess payment risk. CoorsTek minimizes the credit (or repayment) risk in derivative instruments by 1) entering into transactions with high-quality counterparties whose credit ratings are AA/Aa or higher, 2) limiting the amount of exposure to each counterparty, and 3) monitoring the financial condition of its counterparties.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In September 2000, CoorsTek entered into a two-year interest rate swap agreement for a notional amount of $25.0 million, with a fixed interest rate of 6.69%, to hedge a portion of its exposure to interest rate fluctuations related to its former credit facility. In January 2001, CoorsTek entered into an additional $25.0 million, two-year interest rate swap, with a fixed interest rate of 5.19% to hedge an additional portion of the exposure to interest rate fluctuations related to its former credit facility. Prior to July 25, 2001, the swaps were designated as hedge transactions and the fair value of the swaps of negative $1.3 million was recorded in accumulated other comprehensive loss. On July 25, 2001, CoorsTek issued a $100.0 million, 10-year, 7.5%, senior unsecured subordinated note (see Note 13). CoorsTek used $98.9 million of the proceeds from the issuance of the note to repay all of the outstanding debt under the former credit facility. As a result of the prepayment of these amounts, the outstanding interest rate swaps no longer met the requirements to be accounted for as hedge transactions. Therefore, the fair value of the swaps as of the date of the repayment will be amortized from accumulated other comprehensive loss to interest expense over the original term of the swaps and any future changes in the fair value of the swaps will be recorded in the respective periods’ results of operations as a component of interest income (expense). At March 31, 2002 and December 31, 2001, the fair value of the interest rate swaps was negative $1.1 million and negative $1.7 million, respectively, and the remaining unamortized fair value of the interest rate swaps included in accumulated other comprehensive loss was $0.6 million and $0.8 million, respectively.

Earnings Per Share: Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options and warrants. Prior to December 31, 1999, CoorsTek was not a public company and the capital structure was not indicative of the current structure. As such, earnings per share for 1999 have been calculated using the actual number of shares distributed on December 31, 1999. Following is a reconciliation of weighted average common shares outstanding, in thousands, for purposes of calculating basic and diluted net income (loss) per share:

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
				(unaudited)
Weighted average shares outstanding—basic	10,616	8,637	7,142	10,674	10,561
Common stock equivalents	—	205	—	—	142

Weighted average shares outstanding—diluted	10,616	8,842	7,142	10,674	10,703

The diluted share base for the three months ended March 31, 2002 excludes 0.2 million (unaudited) of incremental shares related to stock options due to their antidilutive effect as a result of CoorsTek’s net loss. The diluted share base for the three months ended March 31, 2002 and 2001 excludes 0.6 million (unaudited) and 0.3 million (unaudited), respectively, of incremental shares related to employee stock options. These shares are excluded due to their antidilutive effect as a result of their exercise price.

The diluted share base for the twelve months ended December 31, 2001 excludes 0.2 million of incremental shares related to stock options due to their antidilutive effect as a result of CoorsTek’s net loss. The diluted share base for the twelve months ended December 31, 2001 and 2000 excludes 0.6 million and 0.3 million, respectively, of incremental shares related to employee stock options. These shares are excluded due to their antidilutive effect as a result of their exercise price.

Adoption of New Accounting Standards: Statement of Financial Accounting Standards (SFAS) No. 141, “Business Combinations,” was issued in June 2001. This statement addresses financial accounting and reporting for business combinations and supersedes APB No. 16, “Business Combinations.” This statement requires all

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

business combinations initiated after June 30, 2001 be accounted for by the purchase method. The statement also requires separate recognition, apart from goodwill, of intangible assets that can be identified and named. This statement is effective for CoorsTek’s financial statements for the year ended December 31, 2001. The adoption of this statement did not have a significant impact on CoorsTek’s results of operations, financial position or cash flows.

Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” was issued in June 2001. This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion No. 17, “Intangible Assets.” Goodwill and other identifiable indefinite lived intangible assets acquired after June 30, 2001 will not be subject to amortization. Goodwill and other indefinite lived intangible assets acquired before July 1, 2001 will not be subject to amortization after the statement is effective. The statement also provides specific guidance to test intangible assets for impairment upon adoption and at least annually thereafter. This statement is effective for CoorsTek’s financial statements for the year ending December 31, 2002. CoorsTek has $39.4 million of goodwill that is no longer subject to amortization that will result in an annual decrease in goodwill amortization of approximately $2.8 million. CoorsTek is currently evaluating any potential impairment impact from the adoption of SFAS No. 142 on its results of operations, financial positions or cash flows and currently anticipates an impairment of goodwill in the range of $10.0 million to $20.0 million. CoorsTek will complete this evaluation by June 30, 2002.

Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets,” was issued in August 2001. This statement requires that an existing legal obligation associated with the retirement of a tangible, long-lived asset be recognized as a liability when incurred and that the carrying amount of the related long-lived asset be increased by the amount of the liability. This statement is effective for CoorsTek’s financial statements for the year ending December 31, 2003. CoorsTek does not expect the adoption of this statement to have a significant impact on its results of operations, financial position or cash flows.

Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” was issued in October 2001. This statement supercedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less the cost to sell. This statement is effective for CoorsTek’s financial statements for the year ending December 31, 2002. The Company does not expect the adoption of this statement to have a significant impact on its results of operations, financial position or cash flows.

Note 3. Acquisitions

On March 13, 2001, CoorsTek acquired certain assets and liabilities of HP Plastics for approximately $1.6 million. The acquisition was accounted for under the purchase method of accounting and goodwill of approximately $1.2 million is being amortized over 20 years. Formerly located in Austin, Texas, the operation manufactures high performance injection molded plastics used in many of the markets we serve.

On March 31, 2000, CoorsTek acquired certain assets and liabilities of Liberty Machine, Inc. (Liberty) for approximately $4.0 million. In conjunction with the transaction, CoorsTek entered into seven-year operating leases for the manufacturing equipment of Liberty. The acquisition was accounted for under the purchase method of accounting, and goodwill of approximately $2.9 million is being amortized over 20 years. Liberty, located in Fremont, California, manufactures metal parts and assemblies for the semiconductor, aerospace, analytical, and medical industries.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

On December 17, 1999, CoorsTek acquired all of the outstanding shares of Doo Young Semitek Co., Ltd. for approximately $3.6 million. The Company’s name was subsequently changed to CoorsTek Korea Co., Ltd. (CoorsTek Korea). The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $2.5 million is being amortized over 15 years. CoorsTek Korea, located in Kyungbook, South Korea, manufactures technical ceramic parts for the semiconductor industry.

On March 12, 1999, CoorsTek acquired the net assets of Precision Technologies for approximately $22.0 million in cash, $4.4 million in assumed debt and 300,000 warrants to receive shares of Graphic Packaging’s common stock at an exercise price equal to the fair market value at the date of close. Pursuant to the spin-off, these warrants were converted into warrants to purchase 168,768 shares of CoorsTek common stock at an exercise price of $22.22 per share. The acquisition has been accounted for under the purchase method of accounting, and goodwill of approximately $20.2 million is being amortized over 20 years. Precision Technologies, located in Livermore, California, manufactures precision-machined parts for the semiconductor, medical and aircraft industries.

On March 1, 1999, CoorsTek acquired all of the outstanding shares of Edwards Enterprises for approximately $18.0 million in cash and $8.1 million in assumed debt. The acquisition has been accounted for under the purchase method of accounting and goodwill of approximately $4.2 million is being amortized over 20 years. Edwards Enterprises, located in Newark, California, manufactures precision-machined parts for the semiconductor industry.

Note 4. Goodwill and Other Intangible Assets—Adoption of Statement of Financial Accounting Standard No. 142 (unaudited)

CoorsTek has adopted Statement of Financial Accounting Standard (SFAS) No. 142 for the year ending December 31, 2002. Under SFAS No. 142, goodwill and other indefinite lived intangible assets are not subject to amortization, but will be subject to an impairment test upon adoption and at least annually thereafter. CoorsTek has $39.4 million of goodwill that is no longer subject to amortization that will result in an annual decrease in goodwill amortization of approximately $2.8 million. CoorsTek is currently evaluating any potential impairment impact from the adoption of SFAS No. 142 on its results of operations, financial positions or cash flows and will complete this evaluation by June 30, 2002. CoorsTek’s only intangible asset is indefinite lived goodwill.

The tables below show what reported net income (loss) and earnings (loss) per share would have been exclusive of goodwill amortization, including any related tax effects (in thousands, except per share amounts):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2000	1999	2002	2001
Income (loss) before extraordinary item	$(24,360)	$27,212	$20,055	$(4,803)	$7,778
Goodwill amortization, net of tax	1,765	1,678	1,272	—	445

Adjusted income (loss) before extraordinary item	(22,595)	28,890	21,327	(4,803)	8,223
Loss on debt extinguishment	(1,441)	(886)	—	—	—

Net income (loss)	$(24,036)	$28,004	$21,327	$(4,803)	$8,223

Net income (loss) per basic share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.15	$2.81	$(0.45)	$0.74
Goodwill amortization, net of tax	0.26	0.31	0.29	—	0.04

Adjusted income (loss) before extraordinary item	(2.03)	3.46	3.10	(0.45)	0.78
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—

Net income (loss) per basic share of common stock	$(2.17)	$3.36	$3.10	$(0.45)	$0.78

Net income (loss) per diluted share of common stock:
Income (loss) before extraordinary item	$(2.29)	$3.08	$2.81	$(0.45)	$0.73
Goodwill amortization, net of tax	0.26	0.30	0.29	—	0.04

Adjusted income (loss) before extraordinary item	(2.03)	3.38	3.10	(0.45)	0.77
Loss on debt extinguishment	(0.14)	(0.10)	—	—	—

Net income (loss) per diluted share of common stock	$(2.17)	$3.28	$3.10	$(0.45)	$0.77

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Disposal of Facilities

During 2001, CoorsTek incurred $3.2 million in expenses primarily related to the closure and sale of certain operations. The Company sold inventories and manufacturing equipment at the Chattanooga, Tennessee operations for $2.6 million and recorded a $2.4 million loss on the disposal. Additionally, CoorsTek closed its Maquiladora operations in Mexico, which resulted in a $0.6 million loss. The assets and results of these operations were previously included in the Advanced Materials segment.

The table below summarizes, in thousands, the operational results for the facilities:

	Year Ended December 31,
	2001	2000	1999
Net sales	$8,898	$16,998	$16,310
Gross profit (loss)	$(2,928)	$1,079	$(137)

Note 6. Other Current Liabilities

Other current liabilities, in thousands, include the following:

	December 31,
	2001	2000

Accrued salaries and vacation	$8,212	$19,150
Taxes other than income	4,204	4,319
Accrued workers’ compensation	1,857	1,626
Other	10,698	10,811

Total other current liabilities	$24,971	$35,906

Note 7. Accumulated Other Comprehensive Loss

The components of the accumulated other comprehensive loss, in thousands, were:

	Year Ended December 31,			Three Months Ended
	2001	2000	1999	March 31, 2002
				(unaudited)
Cumulative translation adjustment	$1,223	$1,077	$86	$1,449
Unamortized interest rate swaps	842	—	—	577
Minimum pension liability	20,315	—	—	20,315

Total accumulated other comprehensive loss	$22,380	$1,077	$86	$22,341

Note 8. Operating Leases

CoorsTek has leases for a variety of equipment and facilities that expire over several years. Future minimum lease payments, in thousands, required as of December 31, 2001, under non-cancelable operating leases with terms exceeding one year, are as follows:

Year	Amount
2002	$7,409
2003	7,173
2004	6,903
2005	6,913
2006 and thereafter	15,291

Total	$43,689

Operating lease rental expense for warehouse, production, office facilities and equipment amounted to $8.7 million, $3.6 million and $1.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Income Taxes

CoorsTek and its U.S. subsidiaries file a consolidated federal income tax return. In addition, CoorsTek files either consolidated or separate state income tax returns as required by each state. CoorsTek’s foreign subsidiaries file separate returns with the applicable taxing authority.

The components of income (loss) before income taxes, in thousands, were:

	Year Ended December 31,
	2001	2000	1999
Domestic	$(39,133)	$42,883	$31,887
Foreign	772	(18)	593

Total income (loss) before income taxes	$(38,361)	$42,865	$32,480

The provision for income taxes, in thousands, included the following:

	Year Ended December 31,
	2001	2000	1999
Current provision:
Federal	$894	$9,756	$11,879
State	2,550	2,041	1,842
Foreign	48	(11)	224

Total current tax expense	3,492	11,786	13,945

Deferred provision (benefit):
Federal	(14,646)	3,628	(1,332)
State	(2,847)	239	(188)

Total deferred tax expense (benefit)	$(17,493)	$3,867	$(1,520)

Temporary differences, which give rise to a significant portion of deferred tax assets and liabilities, in thousands, are as follows:

	December 31,
	2001	2000
Deferred tax asset arising from:
Net operating loss	$14,915	$—
Pension and employee benefits	23,454	10,647
Inventory	6,987	3,879
All other	2,284	2,875

Gross deferred tax assets	47,640	17,401

Deferred tax liabilities arising from:
Depreciation and other property related	10,373	10,238
Pension and employee benefits	—	690
All other	300	43

Gross deferred tax liabilities	10,673	10,971

Net deferred tax asset	$36,967	$6,430

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The principal differences between the effective income tax rate and the U.S. statutory federal income tax rate were as follows:

	Year Ended December 31,
	2001	2000	1999
Expected tax rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	1.5	4.1	3.5
Federal tax credits	0.3	(3.0)	0.0
Nontaxable income	2.4	(1.2)	(1.5)
Foreign tax expense	(0.9)	0.8	0.0
Non-deductible items	(1.0)	0.4	0.5
Other—net	(0.8)	0.4	0.8

Effective tax rate	36.5%	36.5%	38.3%

At December 31, 2001, the Company had net operating loss carryforwards of approximately $38.1 million that begin to expire in 2021. At December 31, 2001, the Company had alternative minimum tax net operating loss carryforwards of approximately $34.7 million, which begin to expire in 2021. A valuation allowance has not been provided for the Company’s net deferred tax assets, at this time, because it is more likely than not that such benefits will be utilized.

Prior to 2000, CoorsTek and its U.S. subsidiaries filed a consolidated federal income tax return with Graphic Packaging. The Internal Revenue Service (IRS) has completed its examination of Graphic Packaging’s federal income tax returns through 1998. In the opinion of CoorsTek’s management, adequate accruals have been provided for all income tax matters and related interest.

CoorsTek has not provided for U.S. or additional foreign taxes on $6.4 million of undistributed earnings of its foreign subsidiaries. These undistributed earnings are considered to be reinvested indefinitely. If such earnings were repatriated, foreign tax credits should be available under current law to reduce or eliminate the resulting U.S. income tax liability.

CoorsTek, Graphic Packaging and their respective subsidiaries previously executed a tax sharing agreement that defines the parties’ rights and obligations with respect to deficiencies and refunds of federal, state and other taxes relating to the CoorsTek business for tax years prior to the spin-off and with respect to certain tax attributes of CoorsTek after the spin-off. The tax sharing agreement is designed to preserve the status of the spin-off as a tax-free distribution. CoorsTek agreed that it would refrain from engaging in certain transactions during the two-year period following the spin-off unless it first provided Graphic Packaging with a ruling from the IRS or an opinion of tax counsel acceptable to Graphic Packaging that the transaction would not adversely affect the tax-free nature of the spin-off. The transactions that were subject to these restrictions consisted of liquidations, mergers or consolidations of CoorsTek, redemptions by CoorsTek of certain amounts of its stock, sale of assets out of the ordinary course of business, discontinuance of certain businesses and certain issuances of CoorsTek’s common stock. In addition, CoorsTek agreed to indemnify Graphic Packaging against any tax liability or other expense it may incur if the spin-off was determined to be taxable as a result of CoorsTek’s breach of any covenant or representation contained in the tax sharing agreement or CoorsTek’s action in effecting such transactions. By its terms, the tax sharing agreement will terminate when the statutes of limitations under applicable tax laws expire.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Stock Compensation

CoorsTek has a stock option and incentive plan, which provides for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock awards, unrestricted stock awards, performance stock awards, dividend equivalent rights, performance awards and annual incentive awards to certain key employees. Generally, options outstanding under the stock option and incentive plan are subject to the following terms: 1) grant price equal to 100% of the fair value of the stock on the date of grant; 2) ratable vesting over a three-year service period; and 3) maximum term of ten years from the date of grant.

Graphic Packaging had an equity incentive plan that provided for the granting of nonqualified stock options and incentive stock options to certain key employees of CoorsTek prior to the spin-off. The equity incentive plan also provided for the granting of restricted stock, bonus shares, stock units and offers to officers of Graphic Packaging to purchase stock. On December 31, 1999, in conjunction with the spin-off, those CoorsTek employees who had Graphic Packaging vested and unvested stock options were granted substitute CoorsTek stock options that were equal in value to the original Graphic Packaging options granted. CoorsTek did not incur any compensation charges because 1) the aggregate intrinsic value of the options did not change, 2) the ratio of the exercise price per option to the market value per share did not change, and 3) the vesting provisions and option period of the original grant did not change.

Stock option transactions for the years ended December 31, 2001, 2000 and 1999 and for the three months ended March 31, 2002 were as follows (shares in thousands):

	Shares Covered by Options	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
Outstanding at December 31, 1998	675	$31.25
Granted	509	$23.48
Expired and forfeited	(38)	$31.48

Outstanding at December 31, 1999	1,146	$27.79	567	$29.78
Granted	391	$25.05
Exercised	(120)	$24.57
Expired and forfeited	(67)	$30.40

Outstanding at December 31, 2000	1,350	$27.16	925	$27.87
Granted	322	$33.84
Exercised	(118)	$19.68
Expired and forfeited	(33)	$29.70

Outstanding at December 31, 2001	1,521	$29.10	975	$28.45
Granted (unaudited)	331	$27.32
Exercised (unaudited)	(34)	$32.08
Expired and forfeited (unaudited)	(33)	$31.13
Outstanding at March 31, 2002 (unaudited)	1,785	$28.82	1,071	$28.53

At March 31, 2002 and December 31, 2001, there were 1,078,835 (unaudited) and 1,376,448 options available for grant under the plan, respectively.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2002 (unaudited) (shares in thousands):

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
$18.11 to $24.33	236	6.9 years	$20.97	197	$21.22
$24.44	347	6.9 years	$24.44	347	$24.44
$24.62 to $32.89	757	7.2 years	$28.86	299	$30.72
$34.06 to $48.11	445	7.7 years	$36.31	228	$38.16

$18.11 to $48.11	1,785	7.2 years	$28.82	1,071	$28.53

The following table summarizes information about stock options outstanding and exercisable at December 31, 2001 (shares in thousands):

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Of Shares	Weighted Average Exercise Price
$18.11 to $24.33	268	6.5 years	$21.23	181	$21.96
$24.44	350	7.1 years	$24.44	339	$24.44
$24.62 to $32.89	436	5.4 years	$30.01	294	$30.75
$34.06 to $48.11	467	7.9 years	$36.26	161	$39.99
$18.11 to $48.11	1,521	6.6 years	$29.10	975	$28.45

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for its stock option and incentive plan. If the Company had elected to recognize compensation cost based on the fair value of the stock options at grant date as allowed by SFAS No. 123, “Accounting for Stock-Based Compensation,” compensation expense, net of income tax, of approximately $3.3 million, $1.6 million and $1.0 million would have been recorded for 2001, 2000 and 1999, respectively. Pro forma net income (loss) and earnings per share would have been adjusted to the pro forma amounts indicated below:

	Year Ended December 31,
	2001	2000	1999
Net income (loss), in thousands:
As reported	$(25,801)	$26,326	$20,055
Pro forma	(29,143)	24,751	19,043
Net income (loss) per basic share of common stock:
As reported	$(2.43)	$3.05	$2.81
Pro forma	(2.75)	2.87	2.67
Net income (loss) per diluted share of common stock:
As reported	$(2.43)	$2.98	$2.81
Pro forma	(2.75)	2.80	2.67

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair value of each option granted during 2001, 2000 and 1999 is estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2001	2000	1999
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	77.0%	34.8%	31.0%
Risk-free interest rate	4.7% to 5.4%	5.3% to 5.5%	5.7% to 6.7%
Expected life in years	3.0 to 8.5	3.0 to 8.94	3.0 to 9.11

The weighted average per share fair value of options granted during 2001, 2000 and 1999 was $24.90, $11.97 and $11.95, respectively.

Note 11. Retirement and Other Postretirement Benefit Plans

Pension Plan:    CoorsTek provides a defined benefit retirement plan for substantially all of its employees. CoorsTek manages the plan, including plan assets, which consist primarily of equity and interest-bearing investments. Benefits are based on years of service and average base compensation levels over a period of years. The Company’s funding policy is to contribute annually not less than the ERISA minimum funding requirements or more than the maximum amount that can be deducted for federal income tax purposes.

During the second quarter of 2001, CoorsTek froze its pension plan effective December 31, 2001. Accordingly, the Company recorded a $6.3 million curtailment charge reflecting the immediate recognition of prior service costs associated with years of service no longer expected to be rendered, as well as the change in the projected benefit obligation resulting from the decision to freeze the plan. In 2001, the Company also recorded a minimum pension benefit liability of $33.3 million because its accumulated benefit obligation (present value of pension benefits attributed to employee services already rendered) exceeded the fair value of the pension plan assets at December 31, 2001. In conjunction with the recognition of the minimum pension benefit liability, CoorsTek recognized a $20.3 million other comprehensive loss and a $13.0 million noncurrent deferred tax asset.

Retiree Medical Plan:    CoorsTek provides its employees a retiree medical plan, which provides health care and life insurance benefits to eligible retirees and their dependents. Eligible employees may receive these benefits after reaching age 55 with 10 years of service. Prior to reaching age 65, eligible retirees may receive certain health care benefits substantially similar to those available to active employees. The amount the retiree pays is based on age and service at the time of retirement. This plan is not funded.

During the second quarter of 2001, CoorsTek decided to freeze its retiree medical plan effective December 31, 2001. Accordingly, the Company recorded a $0.6 million curtailment gain reflecting the immediate recognition of 1) the unrecognized prior service cost associated with the decline in expected years of future service and 2) the change in the accumulated benefit obligation.

401(k) Plan:   Eligible employees of CoorsTek may participate in CoorsTek’s 401(k) plan in which employees can contribute up to 18% of annual eligible compensation subject to certain regulatory and plan limitations. The Company matches 50% of the first 2% of the employees’ contributions. Expense related to the 401(k) match was $1.3 million in 2001, $1.0 million in 2000 and $0.7 million in 1999.

The following table sets forth the estimated change in benefit obligation, change in plan assets, funded status, net periodic benefit cost and other information applicable to the CoorsTek, Inc. Retirement Plan and retiree medical coverage. All information, except interest rates, is in thousands.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$107,737	$97,294	$12,899	$13,280
Service cost	1,730	2,992	463	409
Interest cost	8,816	7,694	1,007	1,002
Termination benefits	3,306	—	—	—
Plan curtailment	(6,946)	—	(400)	—
Change in discount rate	3,622	—	540	—
Actuarial (gain) loss	5,840	5,429	645	(935)
Benefits paid	(5,643)	(5,672)	(1,122)	(857)

Benefit obligation at end of year	118,462	107,737	14,032	12,899

Change in plan assets:
Fair value of plan assets at beginning of year	88,632	97,041	—	—
Actual return on plan assets	(6,727)	(7,232)	—	—
Company contributions	4,956	4,495	—	—
Benefits paid	(5,643)	(5,672)	—	—

Fair value of plan assets at end of year	81,218	88,632	—	—

Funded status, over (under) funded	(37,244)	(19,105)	(14,032)	(12,899)
Unrecognized actuarial loss (gain)	33,358	16,511	(1,349)	(2,603)
Unrecognized prior service cost	—	3,502	—	(397)

Net prepaid (accrued) benefit cost	$(3,886)	$908	$(15,381)	$(15,899)

Amounts recognized in the Consolidated Balance Sheet consist of:
Net prepaid (accrued) benefit cost	$(3,886)	$908	$(15,381)	$(15,899)
Excess adjustment for minimum pension liability	(33,358)	—	—	—

Net amount recognized	$(37,244)	$908	$(15,381)	$(15,899)

Weighted average assumptions at year end:
Discount rate	7.25%	7.75%	7.25%	7.75%
Expected return on plan assets	9.75%	9.75%	—	—
Rate of compensation increase	4.75%	5.25%	—	—

For measurement purposes, a 6.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease by 0.5% per annum to 4.75% and remain at that level thereafter. All information is in thousands.

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
Components of net periodic benefit cost
Service cost	$1,730	$2,992	$2,407	$463	$409	$341
Interest cost	8,816	7,694	7,000	1,007	1,002	832
Actual return on plan assets	6,727	7,232	(17,056)	—	—	—
Amortization of prior service costs	417	625	644	(267)	(198)	(689)
Recognized actuarial (gain) loss	(14,332)	(16,776)	10,445	—	(507)	—

Net periodic benefit cost	$3,358	$1,767	$3,440	$1,203	$706	$484

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the retiree medical plan. A one percentage point change in assumed health care cost trend rates would have the following effects, in thousands:

	1% Point Increase	1% Point Decrease
Effect on total of services and interest cost components	$170	$190
Effect on postretirement benefit obligation	950	845

Note 12. Related Party Transactions

In July 2001, CoorsTek issued a $100.0 million, 10-year, 7.5% senior unsecured subordinated note to Golden Heritage, LLC (see Note 12). CoorsTek can prepay the note, at par value, any time during its term and the entire principal amount is due July 25, 2011. The note requires that interest be paid quarterly. The Company paid $3.1 million of interest to Golden Heritage in 2001.

Golden Heritage is a related party to CoorsTek, as it is controlled through various trusts established for the benefit of members of the Coors family, including John K. Coors, CoorsTek’s Chairman, President and CEO, William K. Coors, CoorsTek’s Director Emeritus, and Joseph Coors, Jr., the Company’s former Chairman and CEO and beneficial owner of more than 5% of CoorsTek’s common stock. Additionally, John K. Coors, William K. Coors and Joseph Coors, Jr. are trustees of certain of these Coors family trusts. As of December 31, 2001, the Coors family (including these trusts) owned 31.51% of the outstanding shares of CoorsTek’s common stock. John K. Coors abstained from the board’s vote on this transaction, and William K. Coors did not participate in the board meetings at which this transaction was considered or approved.

Prior to and during 1999, CoorsTek, as Graphic Packaging’s wholly owned subsidiary, engaged in several related party transactions with Graphic Packaging and its subsidiaries. These included, but were not limited to, participation in Graphic Packaging’s cash management system, benefiting from administrative services provided by Graphic Packaging, intercompany debt allocations, payments of dividends, miscellaneous asset and liability transfers between the entities as well as miscellaneous capital contributions of other forms between the entities. The average amount due to Graphic Packaging during 1999 was $87.5 million.

On December 31, 1999, CoorsTek issued to Graphic Packaging a $200 million, 8.9% note, which was paid on January 4, 2000. This note was for the payment of a $131.6 million dividend and $68.4 million of intercompany obligations. Net capital contributions from Graphic Packaging in 1999 consisted of $3.4 million in assets transferred.

As part of the Precision Technologies acquisition on March 12, 1999, CoorsTek issued warrants to Precision’s former owners, Mark Bernhard and David Bernhard, who became employees of CoorsTek upon consummation of the acquisition, to purchase 168,768 shares of common stock at $22.22 per share. At December 31, 2001, the warrants remained outstanding. The Company also assumed operating leases for the certain Precision Technologies facilities and made payments under the leases to an entity that was owned by Mark Bernhard and David Bernhard. CoorsTek paid $1.5 million in 2001 and $0.6 million in 2000 for these leases and is required to pay $1.4 million in 2002 and $4.7 million for the remaining term of the leases. Subsequent to March 31, 2002, Mark and David Bernhard, former employees of CoorsTek, sold all the outstanding CoorsTek warrants to an unrelated party.

Operating leases paid to Coors Brewing Company for land under certain manufacturing facilities was $0.1 million in 2001 and 2000.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Indebtedness

Long-term debt, in thousands, consisted of the following:

	December 31,
	2001	2000
Revolving Credit Facility due through 2004	$—	$19,820
Senior Term B facility due through 2006	—	78,310
Senior secured revolving credit facility	—	—
Senior unsecured subordinated note-related party	100,000	—
Installment payment agreements	6,331	—

Total debt	106,331	98,130
Less current maturites	2,675	900

Total long-term debt	$103,656	$97,230

Senior secured revolving credit facility: In December 2001, CoorsTek entered into a $60.0 million, three-year, senior secured revolving credit facility with Bank of America, N.A. The credit facility contains customary covenants, including covenants limiting indebtedness, dividends and distributions, and redemptions and repurchases of capital stock and other similar payments, and the acquisition and disposition of assets. The credit facility also requires that the Company comply with a minimum tangible net worth covenant. As of December 31, 2001, the Company is in compliance with the covenants. The credit facility is secured by CoorsTek’s inventory, accounts and cash. The Company’s borrowing ability under the credit facility is based on the amount of eligible accounts receivable and inventory. At December 31, 2001, the amount available under the credit facility was $28.0 million. CoorsTek pays commitment fees of 0.375% on the unused borrowings under the credit facility. As of December 31, 2001, there were no borrowings outstanding under the credit facility and the interest rate was LIBOR plus 2.75%. In the first quarter of 2002, CoorsTek amended its $60 million senior secured revolving credit facility to lower the minimum tangible net worth covenant to $100.0 million.

This facility replaced a $125.0 million revolving credit facility. As a result of replacing the $125.0 million revolving credit facility, CoorsTek recorded an extraordinary loss of $0.8 million, net of taxes of $0.5 million, to write-off the remaining unamortized loan origination costs related to the Company’s former $125.0 million revolving credit facility.

Senior unsecured subordinated debt—related party (see Note 12): In July 2001, CoorsTek issued a $100.0 million, 10-year, 7.5%, senior unsecured subordinated note to Golden Heritage, LLC. CoorsTek can prepay the note, at par value, any time during its term and the entire principal amount is due on July 25, 2011. CoorsTek used $98.9 million of the proceeds from the issuance of the note to repay all of the outstanding debt under the Company’s former credit facility. The balance of the proceeds was used for general corporate purposes. As a result of the repayment, the Company recorded an extraordinary loss of $0.6 million, net of taxes of $0.3 million, related to the partial write-off of unamortized loan origination costs associated with the Company’s former credit facility.

Installment payment agreements: In February 2001, CoorsTek entered into a 34-month, $7.9 million installment payment agreement to fund enterprise resource planning software. The agreement has a 5.1% fixed annual interest rate and matures in December 2003.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

At December 31, 2001, the required principal payments on the Company’s indebtedness instruments are as follows:

Year	Senior Unsecured Subordinated Debt	Installment Payment Agreements	Total
2002	$—	$2,675	$2,675
2003	—	3,656	3,656
2004	—	—	—
2005	—	—	—
2006 and thereafter	100,000	—	100,000

Total	$100,000	$6,331	$106,331

Note 14. Commitments and Contingencies

CoorsTek is self-insured for certain insurable risks consisting primarily of employee health insurance programs and workers’ compensation. Certain stop-loss and excess insurance policies are maintained to reduce overall risk. CoorsTek maintains insurance policies to protect against loss related to property, business interruption and general liability risks.

Litigation: In the ordinary course of business, CoorsTek is subject to various pending claims, lawsuits and contingent liabilities. In each of these cases, CoorsTek is vigorously defending itself. CoorsTek does not believe that the outcome of these matters will have a material adverse effect on its financial condition or results of operations. There can be no certainty, however, that CoorsTek will not experience significant uninsured losses from these or any future cases.

On August 12, 1999, six current and former employees sued one of CoorsTek’s subsidiaries in the U.S. District Court for the Eastern District of Arkansas claiming gender discrimination, sexual harassment and retaliation. These legal proceedings were filed as two separate claims. The first claim filed by an individual employee was dismissed in CoorsTek’s favor on a motion for summary judgment. An appeal was filed with the U.S. Court of Appeals for the Eighth Circuit. In a decision issued June 1, 2001, the U.S. Court of Appeals for the Eighth Circuit affirmed an Order of the District Court granting CoorsTek’s Motion for Summary Judgment. The plaintiff filed no further appeal and this action has concluded.

In the second claim, the remaining five plaintiffs have filed a motion to certify a class action for a class of potentially 120 female employees. In December 2000, the court denied this motion but gave plaintiffs an opportunity to file a new motion to certify a class. In a Memorandum and Order issued May 18, 2001, the court again denied plaintiffs’ supplemental motion for class certification. The plaintiffs did not appeal the ruling.

On August 8, 2001, one of the remaining five plaintiffs’ had her claim dismissed on a motion for summary judgment. The Company reached a settlement with the four remaining plaintiffs for a combined total of less than $25,000.

Environmental matters: CoorsTek received a demand for payment arising out of contamination of a semiconductor manufacturing facility formerly owned by a subsidiary of CoorsTek, Coors Components, Inc. (CCI). Colorado state environmental authorities are seeking clean up of soil and ground water contamination from a subsequent owner. The contamination is believed to have occurred prior to CoorsTek’s ownership of CCI, which was sold in November 1987. Although the Company does not believe it is responsible for the contamination or the clean up, it agreed to join a consortium of former owners of the site to jointly share in the

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

cost of the clean up. CoorsTek will be responsible for 10% of any remediation costs in excess of $500,000 and 15% of any remediation costs in excess of $3.0 million. The Company does not have a firm estimate of the total potential clean up costs, but based on current site specific information, it believes that the total remediation cost will be in excess of the earlier projected cost of $1.0 million and may ultimately be as much as $3.0 million. A reliable estimate of costs cannot be developed until the consortium of former owners and the state of Colorado reach final agreement on clean up standards and long-term monitoring and reporting requirements. Based on these facts, the Company has provided $0.2 million for its estimated portion of the costs, which is accrued in other current liabilities.

CoorsTek is party to a Unilateral Administrative Order (the Order) issued by the Environmental Protection Agency (EPA) relating to the Rocky Flats Industrial Park Site. Under the Order, the parties involved, including CoorsTek, are responsible for the removal of volatile organic compounds in the soil and groundwater, groundwater monitoring and institutional controls. The Company has provided $0.4 million for its estimated portion of the costs, which is accrued in other current liabilities.

Some of CoorsTek’s facilities have been notified that they may be potentially responsible parties (PRPs) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) or similar state laws with respect to the remediation of certain sites where hazardous substances have been released into the environment. CoorsTek cannot predict with certainty the total costs of remediation, its share of the total costs, the extent to which contributions will be available from other parties, the amount of time necessary to complete the remediation, or the availability of insurance. However, based on investigations to date, CoorsTek believes that any liability with respect to these sites would not be material to the financial condition or results of operations of the Company. There can be no certainty, however, that CoorsTek will not be named as a PRP at additional sites or be subject to other environmental matters in the future or that the costs associated with those additional sites or matters would not be material.

Note 15. Segment Information

CoorsTek has three reportable segments: Semiconductor Components, Semiconductor Assembly and Advanced Materials. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Management evaluates performance of the segments based upon gross profit. The Semiconductor Components segment manufactures precision-machined metal, technical ceramic, engineering plastic and high-purity fused quartz components for use in the semiconductor capital equipment industry. The Semiconductor Assembly segment, which CoorsTek began in 2000, assembles and integrates precision-machined metal, technical ceramic, engineering plastic and high-purity fused quartz components for use in the semiconductor capital equipment industry. The Advanced Materials segment produces primarily ceramic products that are used outside the semiconductor industry.

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The table below summarizes information about reportable segments, in thousands, for the three months ended March 31 (unaudited):

	Net Sales	Gross Profit (Loss)
2002
Semiconductor Components	$17,032	$(1,502)
Semiconductor Assembly	10,545	245
Advanced Materials	46,955	8,516

Consolidated total	$74,532	$7,259

2001
Semiconductor Components	$52,510	$15,164
Semiconductor Assembly	24,970	2,205
Advanced Materials	68,234	16,061

Consolidated total	$145,714	$33,430

The table below summarizes information about reportable segments, in thousands, as of and for the years ended December 31:

	Net Sales	Gross Profit	Depreciation and Amortization	Assets	Capital Expenditures
2001
Semiconductor Components	$110,733	$4,233	$8,352	$126,947	$4,633
Semiconductor Assembly	61,557	3,367	216	31,040	7,862
Advanced Materials	228,146	37,302	16,428	200,265	12,202

Consolidated total	$400,436	$44,902	$24,996	$358,252	$24,697

	Net Sales	Gross Profit	Depreciation and Amortization	Assets	Capital Expenditures
2000
Semiconductor Components	$204,225	$57,328	$5,885	$148,667	$17,054
Semiconductor Assembly	61,996	5,746	27	16,186	598
Advanced Materials	273,444	61,335	18,273	228,042	12,973

Consolidated total	$539,665	$124,409	$24,185	$392,895	$30,625

1999
Semiconductor Components	$111,099	$31,953	$2,494	$79,845	$4,043
Advanced Materials	253,962	58,710	20,217	247,645	10,518

Consolidated total	$365,061	$90,663	$22,711	$327,490	$14,561

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Gross sales by customer billing location were as follows, in thousands:

	Year Ended December 31,
	2001	2000	1999
Europe	$38,174	$43,470	$35,896
Asia	16,494	29,186	20,507
Canada	8,933	11,354	8,995
Other foreign	8,526	14,793	7,279

Total foreign	72,127	98,803	72,677
U.S.	358,706	468,545	304,599
Less: discounts and allowances	(30,397)	(27,683)	(12,215)

Total	$400,436	$539,665	$365,061

Long-lived assets, consisting of net property, plant and equipment and goodwill, in thousands:

	December 31,
	2001	2000
Europe	$2,889	$3,291
Asia	4,203	4,344
Other foreign	—	572

Total foreign	7,092	8,207
U.S.	182,807	184,018

Total	$189,899	$192,225

COORSTEK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16. Quarterly Financial Information (unaudited)

The following table summarizes selected quarterly financial information, in thousands, except per share data, for each of the two years in the periods ended December 31, 2001 and 2000.

	First	Second	Third	Fourth	Year
2001
Net sales	$145,714	$104,053	$80,562	$70,107	$400,436
Cost of goods sold	112,284	87,315	72,927	83,008	355,534

Gross profit (loss)	33,430	16,738	7,635	(12,901)	44,902
Selling, general and administrative	18,926	17,441	15,007	13,204	64,578
Loss on disposal of facilities	—	—	1,436	1,751	3,187
Retirement plan curtailment expense, net	—	5,679	—	—	5,679

Operating income (loss)	14,504	(6,382)	(8,808)	(27,856)	(28,542)
Interest expense, net	2,256	2,252	3,024	2,287	9,819

Income (loss) before income taxes	12,248	(8,634)	(11,832)	(30,143)	(38,361)
Income tax expense (benefit)	4,470	(3,151)	(4,319)	(11,001)	(14,001)

Income (loss) before extraordinary item	7,778	(5,483)	(7,513)	(19,142)	(24,360)
Loss on debt extinguishment, net of tax benefit	—	—	(636)	(805)	(1,441)

Net income (loss)	$7,778	$(5,483)	$(8,149)	$(19,947)	$(25,801)

Net income (loss) per basic share of common stock:
Income (loss) before extraordinary item	$0.74	$(0.52)	$(0.71)	$(1.80)	$(2.29)
Loss on debt extinguishment	—	—	(0.06)	(0.08)	(0.14)

Net income (loss) per basic share of common stock	$0.74	$(0.52)	$(0.77)	$(1.88)	$(2.43)

Net income (loss) per diluted share of common stock:
Income (loss) before extraordinary item	$0.73	$(0.52)	$(0.71)	$(1.80)	$(2.29)
Loss on debt extinguishment	—	—	(0.06)	(0.08)	(0.14)

Net income (loss) per diluted share of common stock	$0.73	$(0.52)	$(0.77)	$(1.88)	$(2.43)

Weighted average shares outstanding—basic	10,561	10,608	10,643	10,650	10,616

Weighted average shares outstanding—diluted	10,703	10,608	10,643	10,650	10,616

	First	Second	Third	Fourth	Year
2000
Net sales	$120,819	$127,371	$136,547	$154,928	$539,665
Cost of goods sold	93,400	97,558	102,420	121,878	415,256

Gross profit	27,419	29,813	34,127	33,050	124,409
Selling, general and administrative	14,449	15,943	18,810	17,206	66,408

Operating income	12,970	13,870	15,317	15,844	58,001
Interest expense, net	4,713	4,916	2,950	2,557	15,136

Income before income taxes	8,257	8,954	12,367	13,287	42,865
Income tax expense	3,055	3,311	4,578	4,709	15,653

Income before extraordinary item	5,202	5,643	7,789	8,578	27,212
Loss on debt extinguishment, net of tax benefit	—	—	(886)	—	(886)

Net income	$5,202	$5,643	$6,903	$8,578	$26,326

Net income per basic share of common stock:
Income before extraordinary item	$0.73	$0.79	$0.80	$0.82	$3.15
Loss on debt extinguishment	—	—	(0.09)	—	(0.10)

Net income per basic share of common stock	$0.73	$0.79	$0.71	$0.82	$3.05

Net income per diluted share of common stock:
Income before extraordinary item	$0.72	$0.76	$0.78	$0.81	$3.08
Loss on debt extinguishment	—	—	(0.09)	—	(0.10)

Net income per diluted share of common stock	$0.72	$0.76	$0.69	$0.81	$2.98

Weighted average shares outstanding—basic	7,143	7,170	9,709	10,483	8,637

Weighted average shares outstanding—diluted	7,220	7,442	10,037	10,622	8,842

1,000,000 Shares

Common Stock

Prospectus
May 24, 2002

Banc of America Securities LLC
Bear, Stearns & Co. Inc.	Robertson Stephens

CIBC World Markets

Friedman Billings Ramsey